SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Apple Homes Corporation
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Delaware                                             13-3525328
         --------                                             ----------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                            Identification No.)

         124 North Belair Road
         Evans Georgia                                         30809
 --------------------------------------                       --------
(Address of principal executive offices                      (Zip Code)

Registrant's telephone number, including area code  706-650-2015

Securities to be registered pursuant to Section 12(b) of the Act

                                      None

Securities to be registered pursuant to Section 12(g) of the Act


                          Common Stock, $.002 Par Value

Item 1.  Business

General Information

     Apple Homes Corporation (the "Company") is a retailer of factory built manufactured homes, known in the industry as manufactured housing. It presently operates 12 retail sales locations-four in Augusta, Georgia, two in Thomson, Georgia, and one each in Wrens, Washington, Statesboro and Waynesboro, Georgia and Aiken and Anderson, South Carolina. It also operates a reconditioning and used sales lot in Augusta, this lot houses its Mobile Air Systems subsidiary offering air conditioning sales and service to manufactured home owners. All of the Company's retail sales locations and other mobile home operations use the trade name "Apple Homes".

     The Company presently purchases homes for resale from six manufacturers located in the southeastern United States. Purchases are financed through wholesale floor plan financing lines totaling $10,275,000 provided by three major financial institutions and three local banks. To promote retail sales and generate additional fee income, the Company assists its customers in finding mortgage financing for the purchase of homes and also places homeowners insurance for home buyers.

     The Company is also involved in development and sale of two adjoining real estate subdivisions in Richmond County, Georgia. The sites, known as Mayfair Acres and The Timbers, consist of 47 developed lots, of which seven lots remain available for sale, and 10 rental homes owned by the Company. The Company also owns 6.3 acres of undeveloped land in the area which it is presently considering developing by installing roads and utilities and obtaining the necessary zoning approval. The Company believes that the property may be subdivided into approximately 40 lots for sale to retail purchasers of its manufactured homes.

     The Company was organized as a Delaware corporation on April 17, 1989 under the name PLAM Properties, Inc. It changed its name to Mayfair Homes Corporation in 1993 and again to Apple Homes Corporation in 1997. It presently operates three of its retail sales centers and its used sales lot under its own name and the remaining nine retail sales centers through six wholly or partially owned subsidiaries: Augusta Housing Center, Inc., which is 100% owned and operates one center; Big Daddy's Mobile Homes, Inc., 80% owned and operating two centers; Evans-Lanier, Inc., 80% owned and operating two centers; Apple Homes, Inc., 100% owned and operating one center; J.C. Homes, Inc., 80% owned and operating one center; and Tim Phillips Homes, Inc., 100% owned and operating two centers.


                                      (2)

Industry Overview

     Manufactured homes are complete single family residences built in a factory and transported to the site on which they are to be located. These homes consist of two types: manufactured homes, which are constructed on a chassis equipped with wheels and are transported by tow trucks to their destination; and modular homes, which are not equipped with a chassis and are transported on flat bed trailers. Substantially all of the Company's sales are of manufactured homes. Manufactured homes offer most of the amenities of and are generally built with the same materials as site-built homes. They are produced in sections, also referred to as "floors;" finished homes may consist of one or more sections.

     Because of their lower costs of construction when compared to costs of site-built homes, manufactured homes have historically served as one of the most affordable alternatives for the home buyer. According to statistics compiled by the Georgia Manufactured Housing Institute for 1998, the average cost per square foot of a single-section manufactured home in the state of Georgia (where 84% of the Company's sales originated in that year) averaged $23 for a manufactured home, compared to an average cost of $55 per square foot for a site-built home (in each case excluding land costs).

     Since they are relatively less expensive than traditional housing, manufactured homes have been an attractive means for home buyers to overcome the obstacle of large down payments and high monthly mortgage payments. According to the Manufactured Housing Institute, industry wide domestic shipments accounted for 29.6% of the overall new housing market in the United States during 1998. The use of manufactured housing in the southeastern United States, in which the Company's primary market area is located, is even greater than for the nation as a whole. The Georgia Manufactured Housing Association has reported that the State of Georgia alone has more than 30 plants manufacturing housing and over 1,000 manufactured home retail sales locations. During 1997, according to the National Conference of States on Building Codes and Standards, the states of Georgia and South Carolina (which now comprise the principal market area for the Company) ranked third and fifth in manufactured home shipments, and Georgia was the leading producer of manufactured homes, a ranking it has held since 1984.

     Notwithstanding the increase in demand in recent years, the manufactured housing industry is cyclical and is affected by many of the same factors that influence the housing industry generally, including inflation, interest rates, availability of financing, regional economic and demographic conditions and

                                      (3)
consumer confidence levels, as well as the affordability and availability of alternative housing such as apartments, condominiums and conventional site-built homes. Accordingly, there can be no assurance that demand will continue at present levels or that the Company's plans of capitalizing upon it by expanding the size of its retail sales operations will be successful.

     Sales of manufactured homes are typically conducted in retail sales centers whose operators range from small proprietors to large regional or national dealerships, many of whom manufacture their own retail products. Because of economies of scale, the ability to obtain larger rebates and discounts from manufacturers and better financing for inventory and customers, these large retail dealerships have a distinct advantage over small single location operators. The Company's goal is to move its operations toward the level of these large dealership networks.

The Company's Retail Operations

     Commencing in 1992 with the acquisition of its first two retail sales centers, the Company's sales operations have expanded substantially over the past five years. Sales during this period, which are not necessarily indicative of future performance by the Company, have been as follows:

                                                    Year Ended March 31,
                                                    --------------------

                          1999        1998         1997       1996       1995           1994
                          ----        ----         ----       ----       ----           ----

Home Units Sold (1)       792         639          399        278        195            112

Retail Sales               12           9            6          3          3              2
 Centers Owned (2)

Weighted Average           66          71           67         93         65             56
 Unit Sales per
 Center


                                      (4)

----------------------

(1) Sales are divided between single-section and multi-section homes, with single-section homes accounting for 34% and multi-section homes accounting for 66% of sales in fiscal 1999. The range of home sale prices during fiscal 1999 was $16,500 for the least expensive single-section unit to $94,000 for the most expensive multi-section home, excluding land costs.

(2)  Based on number of centers open at least three months during the period.

The Company believes that these statistics are typical for retail sales dealerships in its primary market area. In addition to sales of new manufactured homes, the Company also deals in used homes acquired in trade-ins, which account for approximately 4% of sales.

Sales are conducted through commissioned retail sales representatives located at each sales center. Each sales center typically has onsite at any given time from 15 to 20 manufactured home units in a variety of models and price ranges, although some sales centers carry a smaller inventory. All units are equipped with basic appliances and some are furnished, and every unit is ready to move onto the customer's site on purchase.

To enhance sales, the Company provides assistance to its customers in locating purchase money financing. The Company has agreements with several large retail finance companies including Green Point, Bergen, Bombardier, Deutsche Bank and Dynex, under which it introduces its customers who require purchase money financing. The Company receives fees for these services in the form of financial participation. Revenues from this source were $136,460 for fiscal 1998 and $430,000 for fiscal 1999.

As part of its placement of retail financing for its customers, applications and supporting documentation required by the lenders are submitted by the Company. In certain cases, if a lender discovers a loan has been made on the basis of an erroneous application, it will look to the Company for recourse. This practice, which is common in the industry, has resulted in contingent recourse liability to the Company that, at March 31, 1999 amounted to $859,000. Industry statistics and Company performance indicate that an average loss of 10-15% of this amount can be expected if the Company has to repossess a home. The Company does not believe that this contingent liabilty is significant to its operations or financial condition, however, as it is in a position to relieve itself of this liability in any given case by repossessing and reselling the home in question.

The Company also receives significant revenues from various commissions and rebates. The sources of these revenues include the placement of homeowner's insurance for American Modern Insurance Company, the placement of advertising in-house (which commenced in fiscal 1999), rebates on freight contracts for the delivery of its inventory, the sale of repossessed homes for lending institutions, furniture sales and other miscellaneous items. Total commission and rebate income was $107,000 for fiscal 1998 and $231,000 for fiscal 1999.

                                      (5)

The Company's retail sales centers each consist of a tract of land ranging from one to six acres on which 15 to 20 manufactured home units are displayed, and a sales office. The land on which all centers are located is leased by the Company with the exception of one lot in Thomson Georgia which it purchased in March 1999 for $275,000 paid by a purchase money mortgage, and one lot formerly operated in Pelzer South Carolina which it purchased in September 1998 for a price of $50,000. The sales offices on the lots are manufactured homes used for that purpose. The Company owns or has financed 7 offices, rents 2 offices from unrelated parties, rents 3 offices from minority shareholders and rents 3 offices from the Company President The Company also owns three tow trucks and two escort vehicles to transport units sold to customer sites, as well as other necessary equipment.

Each sales center has personnel available to transport each purchased home to the customer's site and to install and make it fully operational at the site. Some of these personnel are Company employees, while others are independent contractors who supply their own transportation equipment. The equipment and personnel used for these activities typically service more than one location, thus reducing overall costs of installation and transportation. The Company believes that by expanding its retail sales network to new locations, it will be able to enhance its profitability per inventory unit by emphasizing integration of these activities among these new and existing sales centers.

In addition to its retail sales activities, the Company went into the air conditioning sales and service business in January 1999 with the purchase of Mobile Air Systems, Inc.("MAS"). The subsidiary was purchased from Robert Steed for a price of $257,500, of which $30,000 was paid in cash and the balance by issuing the owner 130,000 shares of Company Common Stock at its then market price of $1.75 per share. Gross revenues for MAS during calendar 1998 were $595,500 and its profit for the year was $76,349. As of the date of its purchase by the Company, MAS had a net worth per its books of $76,449.

Real Estate Development Activities

The Company's original business, commenced in 1989, involved a real estate subdivision and development in the Augusta, Georgia area known as Mayfair Acres. The first phase of this development, which consists of 11 acres, contains 29 developed lots, and the remaining 6.7 acres are not yet developed. The developed lots were acquired by the Company in 1989 for $30,000 and were developed at a cost of $160,000. The Company is presently marketing the remaining seven developed lots on the site, four of which include a manufactured home installed


                                      (6)
on the lot. It is considering the development of the remaining 6.7 acres in Mayfair Acres into a subdivision with approximately 40 lots for sale to prospective retail purchasers.

In addition to its Mayfair Acres subdivision, the Company purchased 18 homes in The Timbers, a subdivision located near Mayfair Acres. Nine of the homes were purchased from Robert S. Wilson, a Company director and promoter, and Ted C. Smith, a stockholder of the Company, for a purchase price of $200,000 (approximately the cost of these housing units to the sellers). The other nine houses were acquired from LEAP Associates, a partnership of which Mr. Wilson is an owner, for 70,500 shares of Common Stock. Ten of the 18 houses are rented and eight have been sold under installment sales contracts for prices ranging from $30,000 to $42,000.

In May 1999, the Company sold installment contracts on 18 of the homes in Mayfair Acres and The Timbers for $320,000, leaving it with a total of 7 homes and/or lots and the undeveloped acreage owned in the two sites.

Suppliers

The Company currently purchases manufactured homes from six manufacturers, all located in the Southeastern United States. Two of these suppliers, General Housing of Waycross, Georgia and Bellcrest Homes of Millen, Georgia accounted for over 75% of inventory purchased in fiscal 1999. Eight of the Company's retail sales centers sell General Housing homes exclusively, and the inventory costs at those centers are borne by that supplier. The Company purchases inventory units on a deal-by-deal basis and has one year contracts with each supplier, the terms of which are reviewed annually. While the Company does not anticipate any problems in continued supply of product from these suppliers and believes that it can replace any of them by substituting the products of other manufacturers located in the Southeastern region, the loss of any of its major suppliers may have a material adverse effect on the Company's operations. Each supplier offers incentive payments to the Company based upon its volume of purchases. During fiscal 1999 these incentives amounted to an average of $2,150 per unit.

Dealer Financing

The Company finances purchases of manufactured housing units through "floor plan" financing. Under these financing arrangements, the Company borrows the purchase price for each manufactured home it acquires from a bank or other

                                      (7)
lending institution pursuant to a master contract, each loan being secured by the unit purchased with its proceeds. When the unit is sold to a retail customer, the Company must pay off the loan and obtain a release of the lender's security interest, in order to give the buyer free and clear title to the property.

The Company now has floor plan financing contracts with six lenders, three of whom are major financial institutions and three are local banks. The Company's floor plan financing lines now total $10.275 million at interest rates of 1% to 2% over prime. The lines are reviewed and extended on an annual basis. E. Samuel Evans, the Company's President, has personally guaranteed all of this financing for which he receives an annual fee from the Company.

The Company believes that its lines of credit are sufficient to finance purchases of inventory in its existing locations for the foreseeable future. However, if its retail operations continue to increase, it may have to increase them, as each retail sales center typically requires up to $500,000 to finance inventory units on hand. The Company believes that new floor plan financing will be available as needed to cover the requirements for its proposed new sales centers, but there can be no assurance that this availability will continue to exist or that the present interest rates and other credit terms it now enjoys (which are subject to changes in lending practices of its present lenders and other general economic conditions) will continue to be available. The Company has no present commitments for any expanded dealer financing.

Competition

The retail manufactured home sales business is highly competitive, as capital requirements for entry are relatively small. Competition is based primarily on price, reputation for service and quality, depth of field inventory, sales promotion and merchandising and terms and availability of retail customer financing. In its existing sales areas (the 150 mile radius around Augusta, Georgia) there are many manufactured home retail sales centers with which the Company competes. The Company generally expects that any areas in which it opens new retail sales centers will have similar numbers of competitors in the market place. While the Company is larger than most of its competitors, at least one competitor in the Augusta, Georgia area is substantially larger than the Company, now operating over 30 retail sales locations. In addition, many

                                      (8)
national and regional manufactured home producers operate their own retail sales locations throughout the country. At least two of these producers are currently operating in the Company's primary marketing areas and other companies (which because of their size and integrated operations may offer better pricing and terms of financing than the Company has available) may become competitors in the future.

Government Regulation

There are a number of federal, state and local laws and regulations affecting the manufacture, sale and financing of manufactured homes. Manufacturers are governed by federal laws including the Department of Housing and Urban Development's comprehensive national construction standards, affecting such items as structural integrity, fire, safety, thermal protection and ventilation. State and local building and zoning codes may also affect the quality, type and number of manufactured homes the Company is permitted to sell within any given geographic area. The Company believes that the homes it is currently selling meet all of these federal, state and local laws and regulations.

The sale and financing of manufactured homes are also the subject of extensive federal and local regulation. These include Federal Trade Commission rules involving unfair credit and collection practices, Federal Reserve rules requiring written disclosure of financing terms and information used as a basis for denial of credit, and laws prohibiting discrimination in sales and lending practices. In addition, the Company's activities as a mortgage broker and insurance agent require licenses from state agencies which also govern allowable charges and sales practices. The Company believes that it is currently in compliance with all such governmental regulations.

Federal, state and local legislation and regulations are proposed from time to time that, if enacted, could significantly affect the regulatory climate for sales and financing of manufactured homes. It is not possible at this time to predict what if any changes such legislation and regulations may have upon the Company's business in the future.

Employees

At March 31, 1999, the Company had 94 full time employees, including 39 in sales, 13 in transportation, installation and repair, and 42 in general or administrative positions, as well as 110 independent contractors who are used for site preparation and installation of homes. The Company has no collective bargaining agreement with its employees and has not experienced any work stoppages as a result of labor disputes. It considers that its relations with its employees are good. All employees with the exception of sales personnel are salaried; sales employees are paid by commission based upon their production.

                                      (9)

Item 2. Financial Information

A. Summary Financial and Operating Data

Summary operating and financial data for the Company's five fiscal years ended March 31,1995 through March 31, 1999 and balance sheets as of those dates are as follows:


                                                                        YEAR ENDED MARCH 31
                                           1995             1996             1997           1998               1999
STMT OF OPERATIONS                     ------------------------------------------------------------------------------
------------------
NET SALES (REVENUES)                  $ 6,768,965       $ 8,442,228     $ 15,549,376    $ 25,615,535     $ 33,776,250
INCOME (LOSS) FROM OPERATIONS             244,334           179,296          116,538          34,962         (247,196)
OTHER INCOME (LOSS)                      (137,835)         (274,399)        (518,346)         37,785          434,228
NET INCOME (LOSS)                         106,499           (93,434)        (439,526)        (51,531)         104,304
INCOME (LOSS) PER COMMON SHARE               0.08             (0.10)           (0.40)          (0.03)            0.05
WEIGHTED AVG SHARES O/S                 1,269,087           946,264        1,109,669       1,491,423        1,925,012

OPERATING DATA
--------------
HOMES SOLD                                    195               278              399             639              792
NUMBER OF RETAIL CENTERS                        3                 3                6               9               12
WEIGHTED AVG UNITS SOLD / CTR                  65                93               67              71               66

BALANCE SHEET DATA
------------------
WORKING CAPITAL
 (CURR ASSETS LESS CURR LIAB)         $  (103,648)      $   (36,090)     $  (143,743)     $  640,812     $  1,442,991
TOTAL ASSETS                            3,804,957         3,442,001        6,628,919       8,331,753       12,906,584
LONG TERM OBLIGATIONS                     510,769           528,485        1,085,323         491,508        1,054,316
SHAREHOLDERS' EQUITY                      568,923           723,296          333,427       1,609,056        2,291,110


B. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Memorandum. The discussions of results, causes and trends should not be construed to imply any conclusion that such results or trends will necessarily continue in the future.

                                      (10)

Results of Operations -- Fiscal Years ended March 31, 1997, March 31, 1998 and March 31, 1999

The following table shows the components of the results of operations for fiscal years 1997, 1998 and 1999 in amounts and percentage of revenues (000 omitted):


                                                             YEAR ENDED MARCH 31
DESCRIPTION                               1997                        1998                         1999
-------------------------------------------------------------------------------------------------------------
Sales                              15,549        100.0%       25,616         100.0%       33,776        100.0%
Cost of Sales                      12,327         79.3%       20,544          80.2%       27,849         82.5%
                                   --------------------------------------------------------------------------
Gross Profit                        3,222         20.7%        5,072          19.8%        5,927         17.5%


Operating Expenses:
Compensation                        1,416          9.2%        2,355           9.2%        2,949          8.7%
Advertising                           194          1.2%          353           1.4%          639          1.9%
Occupancy and vehicle                 240          1.6%          358           1.4%          269          0.8%
Depreciation and amortization          38          0.2%           70           0.3%           98          0.3%
Insurance                             101          0.6%          196           0.8%          223          0.7%
Professional fees                     147          1.0%          219           0.9%          126          0.4%
Taxes and licenses                    141          0.9%          296           1.2%          301          0.9%
Miscellaneous                         829          5.3%        1,190           4.6%        1,569          4.6%
                                   --------------------------------------------------------------------------
Total Operating Expenses            3,106         20.0%        5,037          19.7%        6,174         18.2%


Other Income (Expense):
Commissions earned                     37          0.2%          108           0.5%          231          0.6%
Rental income                                                                                 92          0.3%
Interest income                        49          0.3%           27           0.1%           88          0.3%
Other income (expense)                 (5)         0.0%          380           1.5%           18          0.1%
Finance participation                                            137           0.5%          430          1.3%
Interest expense                     (599)        (3.8%)        (614)         (2.4%)        (425)       (1.3%)
                                   --------------------------------------------------------------------------
Total Other Income (Expense)         (518)        (3.3%)          38           0.2%          434         1.3%


Income (Loss) Before Income Tax
  Provision and Minority Interest    (402)        (2.6%)          73           0.3%          187          0.5%

Income tax provision                   33          0.2%          116           0.4%          (73)        (0.2%)
Minority interest in net income       (71)        (0.5%)        (240)         (0.9%)         (10)        (0.0%)
                                   ---------------------------------------------------------------------------

Net Income                           (440)        (2.9%)         (51)         (0.2%)          104         0.3%
                                   ===========================================================================



Comparison of Fiscal 1999 to Fiscal 1998. Sales in 1999 rose by approximately $8 million, or 32%, on an increase of 153 units sold, or 24%, primarily due to a net increase of three sales lots in 1999. However, these greater sales did not result in an increase in gross profit margin, which decreased as a percentage of sales to 17.5% in 1999 from 19.8% in 1998. This decrease was due primarily to a more competitive market which demands a decreased sales price per unit. Another factor is the additional costs to implement governmental restrictions related to the set-up and placement of homes. The Company is using inventory management methods in an effort to address these conditions in fiscal 2000. Despite this adverse condition, net profit for 1999 increased by $155,000 in 1999, or over 300%, due to two primary factors which offset the decrease in gross margin. These were a reduction in operating costs from 19.7% of sales in 1998 to 18.2% of sales in 1999 and an increase in other income from .1% of sales in 1998 to 1.2% of sales in 1999. These resulted from the following factors: (i) spreading the operating costs over a greater sales base: (ii) an increase in commission, rental, interest and finance participation income; and (iii) a large decrease in interest expense due to the assumption of floor plan expense by manufacturers at a number of retail sales centers featuring their products exclusively. Minority




                                      (11)

Interest in Net Income decreased from $240,392 in Fiscal 1998 to $9,989 in Fiscal 1999. This is due to an agreement between the Company and the minority shareholders to pay bonuses based on performance. As a result of this new plan, the Company paid $193,460 to the minority shareholders, which was recorded as compensation. The effect of this was to reduce the profits in the minority ownership subsidiaries, resulting in a reduction in the amount recorded as Minority Interest in Net Income of Consolidated Subsidiaries.

Comparison of Fiscal 1998 to Fiscal 1997. Sales rose by approximately $10 million, or 65%, in 1998 on increased unit sales of 260, or 60%. This increase was primarily attributable to a net increase of three sales lots in that year. Gross margin dropped in 1998 by .9% from 20.7% in 1997 to 19.8% in 1998 due to the same factors adversely affecting gross margin in 1999, although the effect of these conditions was not as severe as in the latter year. The net loss was reduced from $440,000 in 1997 to $51,000 in 1998 due almost entirely to a very substantial increase in commission, interest and finance participation income from $86,000 in 1997 to $642,000 in 1998. This increase resulted from better terms the Company was able to negotiate with its suppliers because of the very large increase in Company purchases from them.

Liquidity and Capital Resources

Since its formation in 1990, the Company has funded its operations and capital expenditures primarily through contributions from its founders and private placements of its equity securities and debt, including convertible notes. In the most recent placements of securities made by the Company (i) in 1997, it received a total of $ 485,000 in capital contributions through the conversion of notes originally sold in 1996 and the sale of 200,000 shares of common stock in a private offering, and (ii) in fiscal 1999 it received $202,500 from the sale of convertible debentures and $100,000 from the sale of warrants in another private placement.

As an addition source of capital, the Company recently sold to a local finance company for $565,204 a total of 34 retail installment sales contracts held received from the sale of lots and homes.

The Company has used these proceeds to open and supply inventory to new retail locations and to improve its working capital position. The Company believes that the proceeds from these placements, together with cash flow from its operations and its present lines of floor plan financing, should provide it with sufficient liquidity to conduct operations and maintain its expansion of sales for the next several months. There can be no assurance that such will be the case, however, particularly if general economic conditions result in a downturn in the sale of housing in the Augusta Georgia market.

                                      (12)

Forward Looking Statements

The discussion contained in this Section and elsewhere in this Memorandum contain certain "forward looking statements" (within the meaning of that term as defined in the Securities Act and the Exchange Act), about the Company's future operations. These statements include, among other things, projections of revenues from existing and future retail sales centers, the Company's plans to open new sales centers and to obtain the needed floor plan financing for them, and the Company's anticipation that this expansion will result in a substantial increase in profitability. The likelihood of the Company's success in undertaking these activities and achieving these results is based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and which reflect business conditions that are subject to change. These include adverse changes in the financial markets, which may in turn adversely affect the Company's ability to borrow funds and the price at which those funds will be available, changes in the mortgage market, which may adversely affect the ability of the Company's customers to finance the purchase of new homes, and in economic conditions in those areas in which the Company's retail sales centers are located. As a result of these uncertainties, actual results may vary substantially from these forward looking statements contained herein and prospective investors should not place undue reliance on any of them.

C. Qualitative and Quantitative Disclosures about Market Risk.

The Company does not hold and has not held any derivative securities such as options or other market risk sensitive instruments and, accordingly, is not presently subject to the risks of investment in such vehicles.


Item 3. Properties

The Company's principal offices are located in building at 124 North Belair Road, Evans, Georgia which it acquired in January 1999 for a price of $285,000. The property has 3,340 square feet of modern office space and is adequate for the Company's requirements for the foreseeable future. It was financed by a $230,000 mortgage loan from Suntrust Bank personally guaranteed by E. Samuel Evans, the Company's President and Robert S. Wilson, one of its directors and original promoters. The mortgage is due in monthly installments of $2,115, including interest at 7.25% per annum, with the balance of the principal due on December 5, 2001.

                                      (13)

The Company holds a continuing interest in the Mayfair Acres and Timbers properties consisting of seven lots for sale (four with mobile homes installed on them), 10 rental units and 6.7 acres of undeveloped land.

Eleven of the Company's retail mobile home sales lots, consisting of approximately two to five acres each, are leased for a total rental of $260,852 per year. One lot at Thomson Georgia, consisting of 1.5 acres, was purchased by the Company in March 1999 for a price of $275,000, payable in monthly installments of $2,663 each, or the same amount the Company was formerly paying as rent for the property to its owner. The Company also owns a lot in Pelzer South Carolina formerly used a sales center. The property was acquired in 1998 for a price of $50,000.

The sales offices on the lots are manufactured homes used for that purpose. Three of these offices are leased from E. Samuel Evans, the Company's president and three are leased from other shareholders. The Company owns three tow trucks and two escort vehicles to transport units sold to customer sites, as well as five service trucks and other necessary sales and office equipment. Total book value of these vehicles and equipment was $120,898 at March 31, 1999 against outstanding financing owing by the Company of $114,962.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the beneficial ownership of the Company's Common Stock at June 1, 1999, of (i) each person who is known by the Company to own beneficially more than five percent of its Common Stock, (ii) each executive officer and director of the Company, and (iii) all officers and directors of the Company as a group. The Company has been advised by each stockholder identified in the table that he possesses all voting and investment power with respect to the stock beneficially owned by him.

                                      (14)

Name, Address                         Shares                   Percentage of
and Affiliation                    Beneficially                 Outstanding
with Company                          Owned                       Shares
---------------                    ------------                --------------

E. Samuel Evans,                    195,000(1)                     9.3%
President and Director
845 Vivian Court
Evans GA 30809

Robert S. Wilson,                   194,138(2)                     9.3%
Director(2)
4715 Lake Front Drive
Martinez, Georgia 30907

Richard Belz, Director                   -0-                       -0-
101 Fairchild Avenue
Plainview NY 11803

Laura Rollins, Chief                  3,000                        0.1%
Financial Officer,
Secretary and Treasurer
3690 Inverness Way
Martinez GA 30907

Bryce N. Batzer,                        -0-(3)                     -0-%
Director
2263 N.E. 26th Street
Lighthouse Point, FL
33064

All officers and                    392,138                       18.7%
directors as a group
(five persons)

---------------------------

(1) Does not include 200,000 shares issuable on exercise of Class A Warrants owned by Mr. Evans.

(2) Mr. Wilson resigned as Chairman of the Board of the Company as of June 30 1999 but remains a director. This table does not include 51,000 shares held by Mr. Wilson's wife, 2,813 shares held by Stock Builders Corp., a corporation of which Mr. Wilson and members of his immediate family own 41.67%, and 328,000 shares issuable upon exercise of Class A Warrants owned by him.

(3) Does not include 128,672 shares held by trusts agreement for the benefit of members of his family, 33,000 shares issuable on conversion of $90,000 in Convertible Debentures and 50,000 shares issuable upon exercise of Class A Warrants issued to him as a director.


                                      (15)

Item 5. Directors and Executive Officers

The directors and executive officers of the Company are:


Name                         Age                        Position
----                         ---                        --------

E. Samuel Evans              50                         President, CEO and
                                                        Director

Robert S. Wilson             76                         Director

Bryce N. Batzer              78                         Director

Richard Belz                 43                         Director

Cynthia D. Holley            36                         Vice President-
                                                        Operations

Chester C. Helmick           57                         General Sales Director

Laura H. Rollins             43                         CFO, Secretary and
                                                        Treasurer


E. Samuel Evans has served as president and a director of the Company since 1992. Prior to that date his principal occupation was as president and owner of Augusta Housing Center Inc. from its formation in 1982 until its sale to the Company in 1992. Mr. Evans is a graduate of Augusta College with a degree in business administration in 1971 and a graduate of Woodrow Wilson College of Law in Atlanta, Georgia in 1979. He is licensed to practice law in the State of Georgia.

Robert S. Wilson has been chairman of the board of the Company since its founding in 1989. He has resigned as Chairman effective June 30. 1999. He served as its president and chief executive officer until 1992 and as secretary and treasurer until 1998. Prior to his founding of the Company, Mr. Wilson was active for 34 years in the securities industry as an executive with S.D. Cohn & Company, a retail broker/dealer in New York City from 1981 to 1984 and, prior to that date, as a sales representative or wholesaler of mutual funds with several other firms. From 1986 to 1989, he was self-employed as a real estate broker and from 1984 to 1986, he was an employee of Lease/Purchase Corporation, a real estate dealer and developer. Until 1999, he held a real estate sales license in the State of New York and is a 1947 graduate of Cornell University.

Bryce N. Batzer has been a director of the Company since 1994. He is currently the owner of Cedarbrook Development Company Inc., a Florida land and home developer which he organized in 1987. He is also vice president of American Marine Products Inc., a manufacturer of marine windows, boat windshields and other marine products. Mr. Batzer was the president of Plastiline Inc., a publicly held company, from 1955 through 1976, and until 1996 he served Florida Coast Banks Inc. for over 25 years as a member of the executive committee, chairman of the loan committee and chairman of the compensation committee. Mr. Batzer was a founder and board member of the Broward Manufacturers Association

                                      (16)
and a founder, director and chairman of the Broward Industrial Development Board, both of which are instrumental in developing an industrial economic base for Broward County, Florida. He is a graduate of Syracuse University, holding a bachelor's degree in industrial engineering.

Laura H. Rollins joined the Company as Comptroller in August, 1998. She previously worked for the Company's auditors, Serotta, Maddox, Evans & Co. for one year and for C. C. McGregor & Co. of Columbia, South Carolina for the prior two and one-half years. She is a certified public accountant licensed in South Carolina and Georgia and a graduate of the University of North Carolina. She is a member of the AICPA and the South Carolina and Georgia Societies of CPA's.

Richard Belz was elected a director of the Company in November 1998. He has been a principal and officer of Redstone Securities, Inc. since 1989. He is a licensed securities representative and certified public accountant.

Cynthia D. Holley has been an employee of the Company since October 1995 as office manager and administrative assistant and was promoted to her present position in April 1999. She is a graduate of Mercer University with a BBA in marketing management and holds certificates as human relations specialist and GMHA housing consultant.

Chester C. Helmick joined Augusta Housing Center, one of the Company's subsidiaries, in 1984 as a housing consultant and has served the Company in various managerial positions since its acquisition of that subsidiary. He was elected to his present position with the Company in March 1999. Mr. Helmick is retired from the United States Army in which he served for 20 years.

Mr. Wilson and Mr. Evans may be deemed promoters of the Company. They, members of their families, and Mr. Batzer have been involved in several transactions with the Company, described in "Certain Transactions".

Each director serves for a term of one year and is elected at the annual meeting of shareholders. The Company's officers are appointed by its Directors and hold office at their discretion.

                                      (17)

Item 6. Executive Compensation

  The following table sets forth information concerning total compensation paid by the Company during its last three fiscal years to the Company's chief executive officer and its officers and directors as a group:

                                   Year Ended
Name                         Position       March 31         Compensation (1)
----                         --------      --------         ----------------

E. Samuel Evans              President       1999              $   110,332
                                             1998              $   105,741
                                             1997              $    94,259

All directors and officers                   1999              $   307,182
as a group (6 in number)                     1998              $   259,211
                                             1997              $   156,759
----------------

(1) This compensation consisted entirely of salary. It did not include automobile allowances in the amount of $18,000 paid to Mr. Evans in fiscal 1998, the cost of health insurance benefits, or the guarantee fee paid annually to Mr. Evans for his personal guarantee of the Company's floor plan financing. See "Certain Relationships and Related Transactions".

In fiscal 1997, 1998 and 1999, the Company granted a total of 200,000 Class A Warrants each to Messrs. Wilson and Evans. These grants were made in consideration for services they rendered to the Company. The Warrants had no significant value at the dates they were issued.

Mr. Batzer and Mr. Belz serve as directors for minimal cash compensation but are reimbursed for out-of-pocket expenses in attending to the affairs of the Company. Mr. Batzer has also been granted 50,000 Class A Warrants for his services.

The Company has entered into an employment agreement terminating on March 31, 2000 with Mr. Evans calling for compensation of $96,000 per year plus bonuses to be determined by the Board of Directors based upon profitability of the Company's operations. The employment contract also contains a covenant not to compete with the Company for a period of one year following termination of employment.

Equity Incentive Plan
---------------------

On April 26, 1996 the Company adopted an Equity Incentive Plan and reserved 1 million shares for issuance pursuant to options and awards granted under the Plan. All full time employees are eligible for participation in the Plan, including senior management and directors. All awards and options issued under the Plan must be approved by a committee of the Board of Directors not including members of senior management, which will fix the terms of the options and awards granted. At this date no such awards or options remain in effect.

                                      (18)

Item 7. Certain Relationships and Related Transactions

The Company and its subsidiaries have engaged in the following transactions with officers and directors of the Company and members of their immediate families since April 1, 1998:

1. On May 24, 1999, the Company paid off a mortgage loan in the amount of $114,424 from McDuffie Bank & Trust Co. of Thomson, Georgia, the proceeds of which were used to repay a loan of $40,000 made to purchase the Mayfair Acres property and to pay for the development of the lots and site improvements on the property. This bank loan had been personally guaranteed by Messrs. Evans and Wilson, and in consideration for giving their personal guarantees, the Company had issued to each of them 20,000 shares of Common Stock in March 1994.

2. Mr. Evans has personally guaranteed payment of the Company's obligations under its existing floor plan lines of credit. For these guarantees, the Company has paid him a fee which during fiscal 1999 amounted to $147,560.

3. The Company employs Sheryl Evans, wife of Mr. Evans, as consultant in the decoration and furnishing of mobile homes it sells to its retail customers. During fiscal 1999, Mrs. Evans received $152,725 for her services to the Company in this capacity, and incurred approximately $24,000 in expenses for the purchase of materials used in Company displays.

4. On April 28, 1999, the Company purchased two manufactured homes from Bryce Batzer, a director of the Company, for a total purchase price of $62,349, which was approximately his cost in the homes. On that day, Mr. Batzer used the proceeds from the sale to acquire a $65,000 convertible debenture of the Company. The remaining $2,651 was treated as a miscellaneous expense of the Company.

5. The Company rents three mobile homes from E. Samuel Evans for use as sales offices on its lots in Augusta and Statesboro, Georgia and Anderson, South Carolina. Total rental for these homes is $33,446 per year.

6. On October 1, 1998, the Company acquired Southern States Lenders, Inc. a local Augusta Georgia mortgage lender and servicer, for a price of $20,000. After coming to the conclusion that this acquisition would not serve the Company's best interests, in April, 1999 it distributed to its shareholders the shares it held in Southern States, and certain directors and officers of the Company, including Messrs. Evans and Wilson, acquired the remaining shares of that company. No transactions undertaken by Southern States have been recorded on the Company's books. The Company has recovered from Southern States its entire investment in that company and has no remaining connections with it.

The Company believes that these transactions with its officers and shareholders have been and will be on terms no less favorable to the Company than those available from unaffiliated parties.

                                      (19)

Item 8. Legal Proceedings

The Company is currently a defendant in several lawsuits, none of which is material to its operations or would, in the event of an adverse decision, be materially adverse to its business.

Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock have traded on the OTC Bulletin Board since May 11, 1998. The following table sets forth the high and low bid and asked prices for both securities and the volume of trading on a quarterly basis since that date.

    Quarter Ended                   Bid                    Asked
    -------------                   ---                    -----

   June 30, 1998                3.00--9.12               4.00--9.62
   September 30, 1998           3.50--5.62               3.62--6.00
   December 31-1998             0.94--3.68               1.75--4.50
   March 31, 1999               1.75--3.25               1.75--4.00
   June 30 1999                 1.62--2.37               1.87--3.00

On June 30 1999 the Common Stock was quoted at 2.12 bid and 2.37 asked.

Item 10 Recent Sales of Unregistered Securities

Since April 1, 1996, the Company has issued shares of Common Stock, warrants to purchase Common Stock and debentures convertible into Common Stock in the following transactions. None of these securities was registered under the Securities Act of 1933 on the basis of the exemptions stated below.

1. In June 1996 the Company issued to 19 purchasers a total of $600,000 in debentures convertible at $2.00 per share into Common Stock; the purchasers also acquired for no additional consideration warrants to purchase 600,000 shares of Common Stock for an exercise price of $6.50 per share. This issuance was made pursuant to the provisions of the Rules of Regulation D, including Rule 504,and was consequently exempt from registration.

2. In June 1997 $481,500 of the foregoing debentures were converted into 240,750 shares of Common Stock at the conversion price of $2.00 per share. This issuance was exempt from registration pursuant to Section 3(a)9 of the Act.

                                      (20)

3. During 1998 a total of $77,500 in debentures issued by the Company in a private offering in 1993 were converted into 62,000 shares of Common Stock in accordance with their terms. The issuance of these shares was also exempt from registration by reason of the provisions of Section 3(a)9.

4. In December 1997 the Company issued to 12 purchasers a total of 201,172 shares of Common Stock for a price of $5.00 per share, or a total of $1,005,860. As part of the transaction, the agent placing these shares was granted the right to purchase for a price of 10 cents per warrant 100,000 warrants to purchase shares of Common Stock at $6.50 per share and issued 75,000 shares of Common Stock. This transaction was conducted pursuant to Regulation D, including Rule 504, and was therefore exempt from registration under the Act.

5. From January to April 1999, the Company issued to a total of eight investors, including Bryce Batzer, one of its directors, a total of $202,500 in debentures convertible into Common Stock at a price of $4.00 per share. This issuance was conducted pursuant to the provisions of Regulation D, including Rule 506, and was thus exempt from registration under the Act. The debentures have been legended as "restricted securities", as that term is defined in Rule 144, and may not be transferred except in accordance with the provisions of that Rule.

6. During fiscal 1999 the Company issued a total of 12,000 shares to two persons for the performance of internal financial reporting services and 25,000 shares to a financial public relations firm for assistance in preparing press releases and reports to stockholders. These shares were issued as "restricted shares" under Section 4(2) of the Act and Rule 144, are legended as such and may not be sold or trasferred except in compliance with Rule 144.

Item 11. Description of Registrant's Securities to be Registered

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock, $.002 par value. At June 30, 1999, there were 2,091,539 shares of Common Stock issued and outstanding, owned by 61 stockholders of record. Based on its inquiries with the market makers for the Common Stock, the Company believes there to be at least 250 beneficial owners holding their shares in brokerage accounts. The following description of the Company's securities does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and By-laws of the Company and the provisions of applicable law.

Each holder of Common Stock is entitled to all rights and privileges of holders of common stock under Delaware law, which provides that: (1) such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds; (2) in the event of the liquidation, dissolution or winding up of a corporation, such holders are entitled to share ratably in all assets remaining after the payment of liabilities and (3) such holders do not have preemptive rights or other

                                      (21)
rights to subscribe for additional shares. There are no redemption or sinking fund provisions applicable to the Common Stock. Each Common Stock holder has the right to one vote for each share he owns. As there is no cumulative voting for the election of directors or any other purpose, the persons holding a majority of the outstanding shares voted in any election of directors will be able to elect all directors. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. All shares of Common Stock are issued in registered form and are freely transferable, subject to applicable securities laws and to restrictive agreements between the Company and the holders of such shares.

Transfer Agent

The Transfer Agent for the Common Stock and Class A Warrants is OTC Corporate Transfer Service Company, P.O. Box 501, Hicksville, New York 11801 (516-433-6503).

Item 12. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law grants corporations the right to limit or eliminate the personal liability of their directors for monetary damages for breach of their fiduciary duty except for breaches of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, for certain transactions involving unlawful payments on account of dividends or repurchase or redemption of the corporation's stock, and for transactions in which the directors derive an improper personal benefit. The Company's Certificate of Incorporation provides for the elimination of personal liability of a director to the Company and its stockholders for monetary damages for the breach of the director's fiduciary duty to the full extent allowable under Section 102(b)(7).

Section 145 of the Delaware General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents against expenses, judgment, fines and other amounts paid pursuant to settlement of any pending, completed or threatened legal action to which any of such persons becomes a party by reason of the fact that he is or was a director, officer, employee or agent of the corporation so long as the indemnity has acted in good faith and in a manner he reasonably believes to be or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, has had no reasonable cause to believe that his conduct was unlawful. The Company's Certificate of Incorporation provides for indemnification of such persons to the full extent allowable under applicable law.

                                      (22)

Item 13. Financial Statements and Supplementary Data

See the attached financial statements listed in Item 15.

Item 14. Changes in Registrant's Certifying Accountants

The Company's consolidated financial statements were previously audited by Cherry Bekaert & Holland LLP as of and for the year ended March 31, 1997 and by Serotta Maddocks Evans & Co. as of and for the year ended March 31, 1998. The Company in March, 1998 decided, with approval by the Board of Directors, to dismiss Cherry Bekaert & Holland LLP and change to Serotta Maddocks Evans & Co. On March 18, 1999, the Company, with the approval by the Board of Directors, decided to change audit services from Serotta Maddocks Evans & Co. to Gifford, Hillegass & Ingwersen, P.C. This decision was based on the fact that Serotta Maddocks Evans & Co. does not provide audit services to SEC reporting entities.

The reports of Cherry Bekaert & Holland LLP and Serotta Maddocks Evans & Co. over the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with the audits for the two most recent fiscal years and through March 18, 1999, there have been no disagreements with Cherry Bekaert & Holland LLP or Serotta Maddocks Evans & Co. on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Cherry Bekaert & Holland LLP and Serotta Maddocks Evans & Co. would have caused them to make reference thereto in their report on the financial statements for such years. There have been no reportable events during the two most recent fiscal years and through March 18, 1999.








                                      (23)

Item 15. Financial Statements and Exhibits

Financial Statements

Item                                                                 Page No.
----                                                                 --------

Report of Gifford Hillegass & Ingwersen, P.C.                          F-1
  Independent Accountants
Consolidated Balance Sheets as of March 31, 1998                       F-3
  and March 31, 1999
Consolidated Statement of Operations for the                           F-5
  years ended March 31, 1997,  March
  31, 1998 and March 31, 1999
Consolidated Statement of Changes in                                   F-6
  Shareholders' Equity for the years ended
  March 31, 1997, March 31, 1998 and March 31, 1999
Consolidated Statement of Cash Flows for the year                      F-7
  ended March 31, 1997, March 31, 1998 and March 31, 1999
Notes to Financial Statements                                          F-9


Report of Serotta Maddocks Evans & Co., CPA's                          F-23
  Independent Accountants
Consolidated Balance Sheet as of March 31, 1998                        F-24
Consolidated Statement of Operations                                   F-25
  for the year ended March 31, 1998
Consolidated Statement of Changes in Shareholders' Equity              F-26
  for the year ended March 31, 1998
Consolidated Statements of Cash Flows for the year ended               F-27
  March 31, 1998
Notes to Financial Statements                                          F-28


Report of Cherry Bekaert & Holland LLP,                                F-35
  Independent Accountants
Consolidated Balance Sheet as of March 31, 1997                        F-36
Consolidated Statement of Operations                                   F-38
  for the year ended March 31, 1997
Consolidated Statement of Changes in Shareholders' Equity              F-39
  for the year ended March 31, 1997
Consolidated Statements of Cash Flows for the year ended               F-40
  March 31, 1997
Notes to Financial Statements                                          F-41


Exhibits

  3(i)    Certificate of Incorporation of the Company,                 E-1
           as amended
  3(ii)   By-laws of the Company                                       E-11
  10.1    Employment Agreement between the Company and E.              E-21
           Samuel Evans dated April 26, 1996
  10.2.1  Rental  Agreement  between the Company and E.                E-26
           Samuel Evans dated  February  15, 1995
           covering the rental of manufactured home sales
           office
  10.2.2  Rental Agreement between the Company and                     E-27
           E. Samuel Evans dated January 1, 1997 covering
           the rental of a manufactured home sales office
  16.1    Letter re changes in certifying accountants                  E-28
           from Cherry, Bekaert & Holland, LLP
  16.2    Letter re changes in certifying accountants                  E-29
           from Serotta Maddocks Evans & Co., CPA'S
  21      List of subsidiaries of the Company                          E-30
  23.1    Consent of Independent Accountants                           E-31
           Cherry Bekaert & Holland, LLP
  23.2    Consent of Independent Accountants                           E-32
           Serotta Maddocks Evans & Co., CPA'S
  23.3    Consent of Independent Accountants                           E-33
           Gifford Hillegass & Ingwersen, P.C.
  27      Financial Data Schedule



                                      (24)

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Apple Homes Corporation and Subsidiaries
Evans, Georgia


     We have audited the accompanying consolidated balance sheet of Apple Homes Corporation and Subsidiaries at March 31, 1999, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Apple Homes Corporation as of March 31, 1998 were audited by other auditors whose report dated June 15, 1998 (except for Notes 13 and 16, dated June 23, 1999) expressed an unqualified opinion on those statements. The consolidated financial statements of Apple Homes Corporation as of March 31, 1997 were audited by other auditors, whose report dated January 26, 1998 expressed an unqualified opinion on those statements. As discussed in Note M to these consolidated financial statements, the consolidated financial statements for March 31, 1998 and 1997 have been adjusted to reflect correction of errors related to these years.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apple Homes Corporation and Subsidiaries as of March 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




                                       /s/  Gifford, Hillegass & Ingwersen, P.C.
                                       -----------------------------------------
                                            GIFFORD, HILLEGASS & INGWERSEN, P.C.


June 23, 1999



APPLE HOMES CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets


====================================================================================

                                         Assets
                                                                    March 31,
                                                           -------------------------
                                                              1999           1998
------------------------------------------------------------------------------------

Current assets
       Cash                                                $   683,452   $   922,176
       Accounts receivable                                     781,723       240,445
       Rebates receivable                                      409,011          --
       Other receivable                                         57,645       165,766
       Inventories (Notes C and F)                           8,317,210     5,251,617
       Other current assets                                     18,116        95,087
       Deferred taxes (Note J)                                 107,520        74,531
       Notes receivable, current portion (Note E)              544,955        42,883

                                                           -----------   -----------

            Total current assets                            10,919,632     6,792,505
                                                           -----------   -----------

Property and equipment, net (Notes D and H)                  1,235,876       402,160
                                                           -----------   -----------

Other assets
       Notes receivable, net of current portion (Note E)       184,215       679,761
       Deferred taxes (Note J)                                    --          78,102
       Deferred loan costs, net of accumulated
         amortization of $92,954 and $74,954                    89,325        87,050
       Goodwill, net of accumulated amortization
         of $39,747 and $29,979 (Note P)                       434,341       292,175
       Other assets                                             43,195          --
                                                           -----------   -----------

            Total other assets                                 751,076     1,137,088
                                                           -----------   -----------

       TOTAL ASSETS                                        $12,906,584   $ 8,331,753
                                                           ===========   ===========


====================================================================================


                                       F-3





====================================================================================

                            Liabilities and Stockholders' Equity
                                                                  March 31,
                                                       -----------------------------
                                                            1999             1998
------------------------------------------------------------------------------------

Current liabilities
       Floorplan payable (Note F)                       $  7,993,154    $  4,641,509
       Accounts payable                                      746,969         421,493
       Sales tax payable                                     170,749         207,009
       Accrued salaries and commissions                       90,926         230,799
       Other accrued liabilities                             195,640         309,490
       Customer deposits                                     132,037          96,704
       Income tax payable                                     18,826            --
       Due to minority stockholders                           40,407         128,440
       Notes payable, current portion (Notes G and H)         87,933         116,249
                                                        ------------    ------------

            Total current liabilities                      9,476,641       6,151,693
                                                        ------------    ------------

Long term liabilities
       Notes payable (Notes G and H)                       1,054,316         491,508
                                                        ------------    ------------

Minority interest in net assets of
       consolidated corporation                               84,517          79,496
                                                        ------------    ------------
Commitments and contingencies (Note O)

Stockholders' equity
       Common stock, $.002 par value; authorized
            10,000,000 shares; 2,091,539 and
            1,790,614 issued and outstanding                   4,183           3,581
       Additional paid-in capital                          2,727,809       2,150,661
       Retained deficit                                     (440,882)       (545,186)
                                                        ------------    ------------

            Total stockholders' equity                     2,291,110       1,609,056
                                                        ------------    ------------


       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY       $ 12,906,584    $  8,331,753
                                                        ============    ============




=====================================================================================
      The accompanying notes are an integral part of these financial statements.


                                       F-4


APPLE HOMES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

======================================================================================================================

                                                                                   Year ended March 31,
                                                                        1999               1998               1997
----------------------------------------------------------------------------------------------------------------------

Sales                                                               $ 33,776,250       $ 25,615,535       $ 15,549,376
Cost of Sales                                                         27,849,088         20,543,498         12,327,352
                                                                    ------------       ------------       ------------

      Gross Profit                                                     5,927,162          5,072,037          3,222,024
                                                                    ------------       ------------       ------------

Operating expenses
      Compensation                                                     2,948,697          2,354,711          1,416,052
      Occupancy and vehicle                                              269,482            357,735            239,413
      Advertising                                                        639,072            352,610            194,151
      Insurance                                                          223,001            196,223            101,373
      Taxes and licenses                                                 301,447            296,081            140,489
      Professional fees                                                  125,805            219,417            147,383
      Depreciation and amortization                                       97,562             70,059             37,980
      Other                                                            1,569,292          1,190,239            828,645
                                                                    ------------       ------------       ------------

           Total operating expenses                                    6,174,358          5,037,075          3,105,486
                                                                    ------------       ------------       ------------

           Operating income (loss)                                      (247,196)            34,962            116,538

Other income (expense)
      Finance participation                                              429,814            136,460               --
      Rental income                                                       92,200               --                 --
      Interest income                                                     88,140             27,137             49,457
      Commissions                                                        231,183            107,666             36,851
      Other income (expense)                                              17,528            380,082             (5,332)
      Interest expense                                                  (424,637)          (613,560)          (599,322)
                                                                    ------------       ------------       ------------

           Total other income (expense)                                  434,228             37,785           (518,346)
                                                                    ------------       ------------       ------------

Income (loss) before income tax provision and minority interest          187,032             72,747           (401,808)

Income tax (provision) benefit                                           (72,739)           116,114             33,333

Minority interest in net income of consolidated subsidiaries              (9,989)          (240,392)           (71,051)
                                                                    ------------       ------------       ------------

           NET INCOME (LOSS)                                        $    104,304       $    (51,531)      $   (439,526)
                                                                    ============       ============       ============


Per share data: (Note I)
      Weighted average number of shares outstanding                    1,925,012          1,491,423          1,109,669


      Net income (loss) per share                                   $       0.05       $      (0.03)      $      (0.40)








======================================================================================================================

                  The accompanying notes are an integral part of these financial statements.



                                                                 F-5

APPLE HOMES CORPORATION AND SUBSIDIARIES


Consolidated Statements of Changes in Stockholders'  Equity


Years Ended March 31, 1999, 1998, and 1997
===================================================================================================================================

                                                                                            Additional     Retained
                                                                 Number of      Common       Paid-in       Earnings
                                                                  Shares         Stock       Capital       (Deficit)       Total
-----------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1996                                          1,067,849   $     2,136   $   775,289   $   (54,129)   $   723,296

       Issuance of common stock                                     99,118           198        49,459          --           49,657

       Net loss                                                       --            --            --        (439,526)      (439,526)
                                                               -----------   -----------   -----------   -----------    -----------

Balance, March 31, 1997, as restated (a)                         1,166,967         2,334       824,748      (493,655)       333,427

       Issuance of common stock:
            Stock offering / services, as restated (a)             268,672           537       711,587          --          712,124
            Debt disposition                                       266,475           533       484,467          --          485,000
            Residential land and manufactured homes                 88,500           177       129,859          --          130,036

       Net loss, as restated (a)                                      --            --            --         (51,531)       (51,531)
                                                               -----------   -----------   -----------   -----------    -----------

Balance, March 31, 1998, as restated (a)                         1,790,614         3,581     2,150,661      (545,186)     1,609,056

       Issuance of common stock:
            Professional services                                   66,925           134        88,616          --           88,750
            Debt disposition                                       104,000           208       161,292          --          161,500
            Purchase of subsidiary                                 130,000           260       227,240          --          227,500

       Sale of warrants                                               --            --         100,000          --          100,000

       Net income                                                     --            --            --         104,304        104,304
                                                               -----------   -----------   -----------   -----------    -----------

Balance, March 31, 1999                                          2,091,539   $     4,183   $ 2,727,809   $  (440,882)   $ 2,291,110
                                                               ===========   ===========   ===========   ===========    ===========




(a)  Reference  Note M for  explanation  of restated  balances  and prior period adjustments.



====================================================================================================================================

                      The accompanying notes are an integral part of these financial statements.



                                                              F-6


APPLE HOMES CORPORATION AND SUBSIDIARIES


Consolidated Statements of Cash Flows


============================================================================================================================

                                                                                          For the Year Ended March 31,
                                                                             -----------------------------------------------
                                                                                 1999             1998              1997
----------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
       Net income (loss)                                                     $   104,304       $   (51,531)      $  (439,526)

       Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities
            Bad debt expense                                                      51,101            21,324              --
            Bad debt recovery                                                       --             (76,602)             --
            Deferred income taxes                                                 45,113          (116,114)          (29,933)
            Depreciation and amortization                                         97,562            70,059            37,980
            Issuance of common stock for
              professional services                                               74,000              --              49,657
            Issuance of common stock in lieu of
              payment of interest expense                                         38,750              --                --
            Gain on sale of assets                                                  --            (190,137)           (2,500)
            Minority interest in net income of
              consolidated subsidiary                                              9,989           240,392            71,051
       Changes in assets and liabilities, net of effects
         from purchase of subsidiary:
            Accounts receivable                                                 (505,536)         (195,431)           73,726
            Other receivables                                                   (289,790)           98,686          (180,080)
            Inventories                                                       (2,767,830)         (830,859)       (2,215,125)
            Other current assets                                                  76,971           (86,250)           (1,988)
            Notes receivable                                                    (337,627)         (393,507)         (127,748)
            Other assets                                                         (15,356)           14,435            57,995
            Floorplan payable                                                  3,351,645           747,384         2,168,133
            Accounts payable                                                     310,524           (78,766)          359,826
            Accrued expenses                                                    (317,992)          458,980           182,533
            Customer deposits                                                     35,333            (9,968)           75,223
            Other liabilities                                                     18,826            (2,009)           27,009
                                                                             -----------       -----------       -----------

                  Net cash provided by (used in) operating activities            (20,013)         (379,914)          106,233
                                                                             -----------       -----------       -----------

Cash flows from investing activities:
       Additions to property and equipment                                      (257,783)         (145,022)         (161,803)
       Excess of cash acquired over cash paid for
         purchsed subsidiary                                                      44,805              --                --
       Proceeds from the sale of developed
         residential land and manufactured homes                                    --             292,000             2,500
       Advances to related entities                                                 --             132,999           (64,099)
                                                                             -----------       -----------       -----------

                  Net cash provided by (used in) investing activities           (212,978)          279,977          (223,402)
                                                                             -----------       -----------       -----------








============================================================================================================================




                                                           F-7


===========================================================================================================================

                                                                                        For the Year Ended March 31,
                                                                            -----------------------------------------------
                                                                               1999               1998            1997
---------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Principal payments on notes payable                                    $  (181,346)       $ (402,891)      $   (68,461)
     Proceeds from issuance of notes payable                                    188,889              --             862,027
     Payments made for loan cost                                                (20,275)             --                --
     Additions to deferred underwriting cost                                       --                --            (200,926)
     Proceeds from issuance of common stock and warrants                        100,000         1,058,312            45,528
     Distributions paid to minority stockholders                                   --            (185,393)         (111,499)
     Due to/from minority stockholders, net                                     (93,001)          128,440              --
     Repayments on advances from officers                                          --             (19,000)          (34,082)
                                                                            -----------       -----------       -----------

                Net cash provided (used) by financing activities                 (5,733)          579,468           492,587
                                                                            -----------       -----------       -----------

                Net increase (decrease) in cash                                (238,724)          479,531           375,418

Cash, beginning of year                                                         922,176           442,645            67,227
                                                                            -----------       -----------       -----------

Cash, end of year                                                           $   683,452       $   922,176       $   442,645
                                                                            ===========       ===========       ===========



Supplemental disclosure of cash flow information:

     Cash paid during the year for interest                                 $   533,881       $   602,000       $   503,982
                                                                            ===========       ===========       ===========

     Cash paid during the year for income taxes                             $     8,770       $      --         $      --
                                                                            ===========       ===========       ===========

     Non cash investing and financing activities:

                Financed property and equipment purchases                   $   644,449       $    35,036       $      --
                Purchased subsidiary through
                  Issuance of common stock                                      227,500              --                --
                  Seller financing                                               20,000              --                --
                Repossessed mobile home units
                  converted to inventory                                        280,000              --                --
                Converted developed residential land to:
                     Inventory                                                     --             449,314              --
                     Property and equipment                                        --             132,477              --
                Note payable and interest converted to common stock              98,750              --                --
                Debentures converted to common stock                             77,500           485,000              --
                Issuance of stock for professional services                      74,000           150,000              --
                Developed residential land received in exchange for:
                     Accounts receivable                                           --              51,134              --
                     Notes receivable                                              --             210,591              --
                     Common stock                                                  --             130,000            54,700
                Transfer of deferred underwriting cost against
                  related capital contributio                                      --             346,152              --



===========================================================================================================================

                          The accompanying notes are an integral part of these financial statements.


                                                              F-8

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE A - NATURE OF BUSINESS

The principal operations of Apple Homes Corporation and its subsidiaries (the "Company") consist of the sale and installation of manufactured homes, primarily in the southeastern United States. The subsidiaries of Apple Homes Corporation consist of the following:


Name                                      Location             Percent Ownership
--------------------------------------------------------------------------------

Augusta Housing Center, Inc.          Augusta, Georgia                100%
Big Daddy's Mobile Homes, Inc.        Augusta, Georgia                 80%
Evans-Lanier, Inc.                    Thomson, Georgia                 80%
Apple Homes, Inc.                     Waynesboro, Georgia             100%
J. C. Homes, Inc.                     Augusta, Georgia                 80%
Tim Phillips Homes, Inc.              Thomson, Georgia                 80%
Mobile Air Systems, Inc.              Augusta, Georgia                100%

All subsidiaries conduct business in the name of Apple Homes. The Company extends customary trade terms to some of its customers, all of whom are located in the southeastern United States.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Management Estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables
The Company uses the allowance method to provide for recognition of bad debt.

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories
Inventories are stated at the lower of cost or market and are determined using the specific identification method.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Provisions for depreciation are charged to income over the estimated useful lives of the assets using methods applicable for income tax purposes, which do not differ significantly from generally accepted accounting principles.

Deferred Loan Costs
Deferred loan costs related to the private placements of subordinated debentures described in Note G are being amortized over the expected life of the related debt using a method that approximates the interest method.

Goodwill
Goodwill represents the excess of acquisition costs over the fair market value of the net assets of acquired subsidiaries. Goodwill is being amortized on a straight-line basis over a period of forty years. In accordance with APB 17, "Intangible Assets," the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods.

Advertising Costs
The Company expenses advertising costs as they are incurred.

Income Taxes
Income taxes are allocated among Apple Homes Corporation and its subsidiaries based upon their respective separate taxable income or loss. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to allowance for doubtful receivables (deductible for financial statement purposes but not for income tax purposes), inventory capitalization for income tax reporting, and the value of net operating losses for tax purposes carried forward from prior years. The deferred tax assets represent the future tax return consequences of these differences, which will be deductible when the assets are recovered or settled.

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments
The carrying amounts of cash, receivables, and payables approximate fair value because of the short maturity, generally less than three months, of these instruments. The carrying value of the Company's notes receivable approximates fair value because the majority of the outstanding balance was adjusted to the sales price of the notes sold subsequent to year end as described in Note E. The carrying value of the Company's long-term debt approximates fair value because current market prices and the Company's current incremental borrowing rate are not significantly different from the terms in the Company's debt portfolio.

Concentration of Credit Risk
The Company is subject to credit risk through trade and note receivables and uninsured cash balances. The majority of the Company's business is from retail trade of manufactured homes in the southeastern United States. Consideration was given to this concentration and the financial position of these customers when determining the allowance for doubtful accounts. Reference Note O regarding potential recourse liability. Cash is placed in well capitalized, high quality financial institutions. The Federal Insurance Corporation insures accounts at each institution up to $100,000. At March 31, 1999 balances in excess of the $100,000 limit amounted to approximately $285,000.

Reclassifications
Certain 1998 and 1997 amounts have been reclassified to conform with the 1999 presentation. These reclassifications had no effect on net income or loss for the years.

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE C - INVENTORIES

At March 31, 1999 and 1998, inventories consisted of:

                                                 1999                  1998
                                            ---------------      --------------
         New Manufactured Homes             $     7,377,858      $    4,537,876
         Repossessed Homes                          191,513                 -0-
         Used Manufactured Homes                    194,233             264,427
         Air Conditioning Units                      89,088                 -0-
         Land and Home Packages                     464,518             449,314
                                            ---------------      --------------
                                            $     8,317,210      $    5,251,617
                                            ===============      ==============


NOTE D - PROPERTY AND EQUIPMENT

At March 31, 1999 and 1998, property and equipment consisted of:

                                                  1999                1998
                                             -------------       -------------
         Land                                $     325,000       $         -0-
         Buildings                                 416,930             200,477
         Furniture and Fixtures                     86,194              56,604
         Vehicles                                  176,250              73,559
         Leasehold Improvements                    173,594                 -0-
         Machinery and Equipment                    34,337                 -0-
         Rental Units                              134,186             132,477
                                             -------------       -------------
                                                 1,346,491             463,117
         Less Accumulated Depreciation            (110,615)            (60,957)
                                             -------------       -------------
                                             $   1,235,876       $     402,160
                                             =============       =============


NOTE E - NOTES RECEIVABLE

Notes receivable result from Company financial sales of manufactured homes. The notes have remaining terms of one to thirty years and interest rates range from 8% to 15%. Subsequent to March 31, 1999, the Company sold notes receivable with a face value of $596,717 to a financing company for $481,605. The discount of $115,112 was recorded at March 31, 1999 as part of the allowance for doubtful accounts of $148,277.

Of the thirty-two notes which were sold by the Company, nineteen notes have recourse for twelve months, and thirteen notes were sold without recourse. The

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE E - NOTES RECEIVABLE (continued)

conditions of the recourse allow the Company the option to make any payments on the owners' behalf to avoid defaults in the loan and give the Company the right to collect directly from the owners for any such payments made. No reserve has been recorded for this recourse, as management believes the Company will be able to collect on any outstanding payments.

Notes receivable at March 31, 1998 are net of an allowance for doubtful accounts of $97,041.

NOTE F - FLOORPLAN PAYABLE

The Company has maintained a floorplan line of credit of $10,275,000 during 1999 and $7,150,000 during 1998 with several finance companies for new homes inventory. These credit lines are collateralized by the homes and are guaranteed by an officer of the Company. Interest rates range from prime to prime + 2%, depending on several factors, including the number of days a home is on a sales lot. Of the available line, $7,993,154 was utilized on March 31, 1999 and $4,641,509 was utilized on March 31, 1998.

For the years ended March 31, 1999 and 1998 floorplan interest expense was $385,394 and $404,814, respectively.


NOTE G - SUBORDINATED DEBENTURES

During the year ended March 31, 1994, the Company completed a private placement of seventeen debentures in the principal amount of $300,000. The debentures are due in 2003, pay interest semi-annually at 10.0%, and are convertible by the holders after two years into shares of the Company's common stock at a conversion ratio of $1.25 per share. As of March 31, 1999, $77,500 of the original debenture amount had been converted into 62,000 shares of stock. None of the debentures were converted during the year ended March 31, 1998.

In December 1998, the Company offered convertible subordinated debentures as a private placement pursuant to Rule 504 of Regulation D of the 1933 Securities Act. The offering is not to exceed $900,000. As of March 31, 1999, $137,500 had been issued to investors. In April, 1999, an additional $65,000 was issued. The debentures are due five years from their date of issue. They bear interest, payable semiannually, at a rate of 10% per annum. They are convertible into common stock of the Company at the conversion price of $5.00 per share.

The debentures are subordinated in right of payment to holders of senior debt, including bank borrowings and floorplan financing.

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE H - NOTES PAYABLE

At March 31 1999, and 1998, notes payable consisted of the following:

                                                       1999             1998
                                                    ----------      -----------

Subordinated debentures (see Note G)                $  360,000       $  300,000

Note payable to Sun Trust with  interest
at 7.25%, monthly payments of $2,115 due
through  December  2001;  secured  by an
office building and personal guarantees
of the Company president and a director.               228,802              -0-

Note payable to  Southeastern  at 9.50%,
monthly  payments  of $2,663 due through
November 2013;  secured by land.                       252,393              -0-

Note payable to McDuffie  Bank &Trust at
10.25%,  monthly  payments of $1,830 due
through September 2000;  secured by land
and personal  guarantees  of the Company
president  and a  director.                            116,247          126,335

Note  payable  to a  stockholder  at 10%
interest, principal and accrued interest
of  $38,749  due  in   September   1998;
unsecured.                                                 -0-           85,000

Other  notes  payable  to banks  bearing
interest ranging from prime plus .85% to
18%  fixed,  monthly  payments  totaling
$4,566,  maturing between April 1999 and
November  2002;   secured  primarily  by
automobiles.                                           114,489           66,690


Other  notes  payable  bearing  interest
rates   ranging  from  4.9%  to  11.08%,
monthly payments  totaling $708 maturing
between November 2001 and February 2002;
secured by various equipment.                           22,111              -0-

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE H - NOTES PAYABLE (continued)

                                                       1999             1998
                                                    ----------       ----------
Unsecured note payable to an individual;
principal  and  interest at 10%,  due in
monthly  installments  of $1,062 through
November 2000                                       $   20,389       $   29,732

Other  unsecured  notes  payable  due in
full over the next year.                                27,818              -0-
                                                    ----------       ----------

                                                     1,142,249          607,757
Less current portion                                   (87,933)        (116,249)
                                                    ----------       ----------
                                                    $1,054,316       $  491,508
                                                    ==========       ==========


As of March 31, 1999 future maturities are as follows:

Year ending March 31, 1999

          2000                                      $   87,933
          2001                                          80,022
          2002                                         264,745
          2003                                          35,427
          2004                                         254,986
          2005 and thereafter                          419,136
                                                    ----------

                                                    $1,142,249
                                                    ==========


NOTE I - EARNINGS PER SHARE

Basic earnings (loss) per share is computed by dividing net income or loss attributable to common shares by the weighted average of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The accompanying financial statements do not include diluted earnings per share because conversion of the subordinated debentures described in Note G and exercise of the stock warrants described in Note N are antidilutive for the years presented.

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE J - INCOME TAXES

For the years ended March 31, 1999, 1998, and 1997 the income tax (provision) benefit consisted of:

                                   1999          1998             1997
                               -----------    ------------    -----------
       Current:
            Federal            $       -0-    $      -0-      $     -0-
            State                  (27,596)          -0-            -0-
                               -----------    ------------    -----------
                                   (27,596)          -0-            -0-
                               -----------    ------------    -----------
       Deferred:
            Federal                (38,372)         98,697         28,333
            State                   (6,771)         17,417          5,000
                               -----------    ------------    -----------
                                   (45,143)        116,114         33,333
                               -----------    ------------    -----------

                               $   (72,739)   $    116,114    $    33,333
                               ===========    ============    ===========

The reconciliation of reported income tax (expense) benefit to the amount of income tax (expense) benefit that would result from applying federal statutory tax rates to pretax income is as follows:

                   APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE J - INCOME TAXES (continued)

                                                            Year ended March 31,
                                       ------------------------------------------------------------------------
                                                 1999                      1998                       1997
                                       ----------------------     ---------------------      ------------------
                                        Balance          %         Balance          %         Balance       %
                                       ----------------------     ---------------------      ------------------
Statutory federal income tax           $ (63,891)      (34.0)     $ (24,734)      (34.0)     $ 136,615     34.0
State income tax, net of
    federal tax benefit                  (27,596)       (14.8)          -0-         -0-           -0-       -0-
Non deductible expenses                  (36,252)       (19.4)       (2,815)       (3.9)          -0-       -0-
Valuation allowance change                55,000         29.3       143,663       197.5       (103,282)    (25.7)
                                       ---------       ------     ---------    --------       --------    ------
                                       $ (72,739)       (38.9)    $ 116,114       159.6       $ 33,333       8.3
                                       =========       ======     =========    ========       ========    ======

The components of deferred tax assets were as follows:

                                                                  March 31,
                                               ----------------------------------------------
                                                    1999            1998            1997
                                               -------------   --------------  --------------
       Net operating loss carryforward         $      35,495   $      150,063  $      198,663
       Allowance for doubtful accounts                59,311           38,816          36,519
       Inventory capitalization                       12,714           18,754             -0-
                                               -------------   --------------  --------------
                                                     107,520          207,633         235,182
       Less valuation allowance                          -0-         (55,000)        (198,663)
                                               -------------   -------------   --------------
                                               $     107,520   $      152,633  $       36,519
                                               =============   ==============  ==============

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At March 31, 1999, due to improved profitability of the Company, management determined that it was more likely than not that future taxable income would be sufficient to enable the Company to realize all of its deferred tax assets. Accordingly, no valuation allowance has been recorded at March 31, 1999. As of March 31, 1999, the remaining net operating loss carryforward of approximately $88,000 will expire in varying amounts through 2012.


NOTE K - RELATED PARTY TRANSACTIONS

During the years ended March 31, 1999, 1998, and 1997 rent of $33,445, $33,000, and $21,444, respectively, was paid to an officer of the Company for month-to-month leasing arrangements. In addition, the Company paid floor plan guaranty fees of $147,560 and $159,019 during the years ended 1999 and 1998, respectively, to an officer.

During the year ended March 31, 1999, the Company employed the president's wife in a consulting capacity. She decorated and furnished manufactured homes that the Company sells to its retail customers. Related compensation amounted to approximately $153,000, which included reimbursement of her direct expenses of approximately $24,000.

                   APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE K - RELATED PARTY TRANSACTIONS (continued)

During the year ended March 31, 1998 the Company received developed residential land from related parties in exchange for accounts receivable of $51,134, notes receivable of $210,591, and the issuance of common stock of $130,000.


NOTE L - EQUITY INCENTIVE PLAN

In a prior year, the Company approved an Equity Incentive Plan designed to attract and retain key employees. The Plan, administered by a committee appointed by the Board of Directors, provides for stock options and other stock based awards to reward employees, as the Committee deems appropriate. The Company approved the allocation of up to 1,000,000 shares of common stock to be used in the Plan. No stock has been awarded under this Plan.


NOTE M -- PRIOR PERIOD ADJUSTMENTS

The balance of retained earnings (deficit) at March 31, 1997 has been restated to correct an error in accounting. The retained earnings (deficit), as previously reported at March 31, 1997 of $(605,154) was inclusive of distributions of $111,499 paid to minority stockholders of partially owned subsidiaries during 1997 which should have been applied against minority interest liability and not retained earnings. The effect of the correction is to reduce the retained earnings (deficit) at March 31, 1997 from $(605,154) to $(493,655). This correction does not impact the previously reported net loss for the year ended March 31, 1997.

The balances of retained earnings (deficit), paid-in capital and net income as of and for the year ended March 31, 1998, as previously reported, have been restated to correct errors in accounting. These corrections are based on information discovered subsequent to the original release of the March 31, 1998 financial statements. The corrections are summarized as follows:

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE M -- PRIOR PERIOD ADJUSTMENTS (continued)

                                                          Additional         Retained             Net
           Year Ended March 31, 1998                       Paid-in           Earnings            Income
           -------------------------                       Capital           (Deficit)           (Loss)
                                                         -----------       ------------       -------------
Balance at beginning of year, as previously              $   824,748       $   (605,154)
   reported

   As previously reported:
        Prior period adjustment                                    -             93,145
        Issuance of common stock
            Stock offering/other cash                        659,306                  -
                                                                   -
            Debt disposition                                 484,467                  -
            Residential land and manufactured
                homes                                        129,859                  -

   Distributions paid to minority interest                         -           (240,392)

   Net income                                                      -            202,982        $ 202,982
                                                            ---------          --------        ---------
Balance at March 31, 1998, as previously
   reported                                                 2,098,380          (549,419)

   Correction of classification of 1997
        distributions to minority stockholders                      -           111,499

     Correction of:
        Prior period adjustment                                     -           (93,145)          (93,145)
        Valuation of stock issued for services,
             offering cost and contributions to
             capital                                           52,281                 -           (52,281)
        Revenue cut off, accrued expenses and
             minority interest                                      -                 -          (205,036)
        Income tax provision                                        -                 -            95,949
        Classification of 1998 distributions to
              minority stockholders                                 -           240,392                 -
                                                                                                ----------
              Total 1998 net income adjustments                                (254,513)         (254,513)
                                                           -----------       ----------         ----------
Balances at March 31, 1998, as restated                    $ 2,150,661       $ (545,186)        $ (51,531)
                                                           ===========       ==========         ==========

                   APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE M -- PRIOR PERIOD ADJUSTMENTS (continued)

The net effect of the adjustments to net income noted above was to change earnings per share of $0.14, as previously reported, to loss per share of $(0.03).


NOTE N - WARRANTS

At March 31, 1999, the Company had outstanding Class A Warrants to purchase 2,913,872 shares of the Company's common stock at $6.50 per share. The warrants expire on December 31, 2001.


NOTE O - COMMITMENTS AND CONTINGENCIES

At March 31, 1999, the Company was contingently liable for outstanding mortgages placed with third party lenders on several homes that were previously sold with recourse for various limited periods of time. The original mortgages at the time of sale were approximately $859,000. Management estimates that the range of any future possible loss if the owners default on these mortgages is between $86,000 and $129,000. These estimates are based on the Company's past performance and industry averages for manufactured homes that are repossessed and then resold. These losses are expensed when incurred as normal operating cost.

The Company has several operating leases that are month to month contracts. Rent expense for the years ended March 31, 1999, 1998 and 1997 totaled approximately $366,000, $213,000 and $82,000 respectively.


NOTE P -- ACQUISITIONS

On January 1, 1999, the Company acquired 100% of the issued outstanding stock of Mobile Air Systems, Inc. for $10,000 cash, $20,000 note payable, and 130,000 shares of common stock of Apple Homes Corporation valued at $227,500. The transaction was accounted for as a purchase, and goodwill in the amount of $181,051 was recognized, which is being amortized over 40 years for financial reporting. The pro forma results on the operations of the Company for the past two years is insignificant.


NOTE Q - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Profit Sharing Plan. All individuals employed on March 15, 1999 were eligible to participate in the plan immediately. Individuals employed after March 15, 1999 must complete six months of service and have attained the age of 21. Eligible employees are allowed to make elective deferrals of compensation to the plan in accordance with the 401(k) provisions. The Company may elect to make additional contributions under the profit sharing provisions of the plan. There were no Company contributions made to the plan for the year ended March 31, 1999.

                   APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE R - PENDING ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities. Management does not believe that the adoption of this statement will be material to the consolidated financial statements.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. This SOP gives guidelines for the capitalization or expensing of certain external and internal costs incurred when developing computer software for internal use. The SOP also gives guidelines as to the amortization of the capitalized cost. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Management does not believe that the adoption of this SOP will be material to the consolidated financial statements.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities. This SOP provides guidance on the financial reporting of start-up costs and organizational costs. It requires costs of start-up activities and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Management does not believe that the adoption of this SOP will be material to the consolidated financial statements.

                   APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE S - SELECTED QUARTERLY FINANCIAL DATA  (UNAUDITED)

                                                                   Quarter
                                      -------------------------------------------------------------
                                           1st              2nd              3rd             4th
                                      ------------     ------------    -------------    ------------
                                                    (In thousands except per share data)
       Year ended March 31, 1999

            Net sales                 $      8,143     $     10,490    $       7,307    $       7,836
            Gross profit                     1,745            1,677            1,109            1,396
            Net income (loss)                  149               20             (81)               16
            Earnings per share        $       0.07     $       0.01    $      (0.04)    $        0.01
                                      ============     ============    ============     =============
            Weighted average
              shares outstanding         1,811,942        1,897,756       1,913,517         2,077,506

       Year ended March 31, 1998

            Net sales                 $      5,957     $      6,408    $       5,794    $       7,457
            Gross profit                     1,196            1,163            1,037            1,676
            Net income (loss)                   61             (84)            (159)              130
            Earnings per share        $       0.05     $     (0.06)    $      (0.10)    $        0.07
                                      ============     ===========     ============     =============
            Weighted average
              shares outstanding         1,166,967       1,446,218        1,599,668         1,748,114


Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share do not necessarily equal the total for the year.

                                                                             SME
                                                      --------------------------
                                                      SEROTTA
                                                      --------------------------
Report of Independent Certified Public Accountants    MADDOCKS
                                                      --------------------------
                                                      EVANS & CO., CPA'S
                                                      --------------------------
                                                      A Professional Corporation
                                                      --------------------------

The Board of Directors
Apple Homes Corporation
Augusta, Georgia

We have audited the accompanying consolidated balance sheet of Apple Homes Corporation and Subsidiaries (the "Company") as of March 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apple Homes Corporation and Subsidiaries as of March 31, 1998, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 16 to the financial statements, certain errors in reported amounts were discovered by management of the Company subsequent to our previously issued 1998 report dated June 15, 1998. Accordingly, the 1998 financial statements have been restated to correct these errors.



/s/  Serotta Maddocks Evans & Co.
-----------------------------------
SEROTTA MADDOCKS EVANS & CO., CPA'S

Augusta, Georgia
June 15, 1998, except for Notes 13
and 16, as to which the date is June 23, 1999




--------------------------------------------------------------------------------
             701 Greene Street, Suite 200 / Augusta, GA 30901-2322
             Telephone (706) 722-5337 Telefax (706) 724-FAXX (3299)

                    APPLE HOMES CORPORATION AND SUBSIDIAREIS
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

ASSETS
CURRENT ASSETS
     Cash                                                           $   922,176
     Accounts receivable                                                240,445
     Other receivables                                                  165,766
     Inventories                                                      5,251,617
     Other current assets                                                95,087
     Deferred taxes                                                      74,531
     Notes receivable, current portion                                   42,883
                                                                    -----------
         Total Current Assets                                         6,792,505
                                                                    -----------
PROPERTY AND EQUIPMENT, NET                                             402,160
                                                                    -----------
OTHER ASSETS
     Notes receivable, net of allowance
      for bad debt of $97,041                                           679,761
     Deferred taxes                                                      78,102
     Deferred loan acquisition costs,
      net of accumulated amortization of $74,954                         87,050
     Goodwill, net of accumulated
      amortization of $29,979                                           292,175
                                                                    -----------
         Total Other Assets                                           1,137,088
                                                                    -----------
                                                                    $ 8,331,753
                                                                    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Floorplan payable                                              $ 4,641,509
     Accounts payable                                                   421,493
     Sales tax payable                                                  207,009
     Accrued salaries and commissions                                   230,799
     Other accrued liabilities                                          309,490
     Customer deposits                                                   96,704
     Due to minority stockholders                                       128,440
     Notes payable, current portion                                     116,249
                                                                    -----------
         Total Current Liabilities                                    6,151,693
                                                                    -----------
LONG-TERM LIABILITIES
     Notes payable                                                      491,508
                                                                    -----------
MINORITY INTEREST IN NET ASSETS
 OF CONSOLIDATED SUBSIDIARY                                              79,496
                                                                    -----------
STOCKHOLDERS' EQUITY
     Common stock, $.002 par value;
      authorized 10,000,000 shares;
      1,790,614 issued and outstanding                                    3,581
     Additional paid-in capital                                       2,150,661
     Retained deficit                                                  (545,186)
                                                                    -----------
         Total Stockholders' Equity                                   1,609,056
                                                                    -----------
                                                                    $ 8,331,753
                                                                    ===========

See notes to consolidated financial statements

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                            YEAR ENDED MARCH 31, 1998
SALES                                                              $ 25,615,535
COST OF SALES                                                        20,543,498
                                                                   ------------
        Gross Profit                                                  5,072,037
                                                                   ------------

OPERATING EXPENSES
     Compensation                                                     2,354,711
     Occupancy and vehicle                                              357,735
     Advertising                                                        352,610
     Insurance                                                          196,223
     Taxes and licenses                                                 296,081
     Professional fees                                                  219,417
     Depreciation and amortization                                       70,059
     Utilities                                                          215,740
     Office and lot                                                     220,523
     Travel and entertainment                                            92,337
     Guaranty fees                                                      159,019
     Rent and maintenance                                               112,811
     Other                                                              389,809
                                                                   ------------
     Total Operating Expenses                                         5,037,075
                                                                   ------------
        Operating Income                                                 34,962
                                                                   ------------

OTHER INCOME (EXPENSE)
     Finance participation and other                                    516,542
     Interest income                                                     27,137
     Commissions                                                        107,666
     Interest expense                                                  (613,560)
                                                                   ------------
     Total Other Income (Expense)                                        37,785
                                                                   ------------
        Income Before Income Tax Provision
          and Minority Interest                                          72,747

INCOME TAX BENEFIT                                                      116,114

MINORITY INTEREST IN NET INCOME
OF CONSOLIDATED SUBSIDIARY                                             (240,392)
                                                                   ------------
        Net Loss                                                    $   (51,531)
                                                                   ============

Per share data:
    Weighted average number of shares outstanding                     1,491,423
    Net loss per share                                              $     (0.03)



See notes to consolidated financial statements

                                             APPLE HOMES CORPORATION AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENT OF CHANGES
                                                       IN STOCKHOLDERS' EQUITY
                                                      YEAR ENDED MARCH 31, 1998

                                                                                    Retained
                                                 Common            Paid-in           Earnings
                                                  Stock            Capital          (Deficit)             Total
                                                  -----            -------          ---------             -----

Balance, March 31, 1997                         $    2,334        $  824,748        $ (493,655)        $  333,427

Issuance of common stock:
  Stock offering/other cash                            537           711,587              --              712,124
  Debt disposition                                     533           484,467              --              485,000
  Residential land and manufactured homes              177           129,859              --              130,036

Net loss                                              --                --             (51,531)           (51,531)
                                                ----------        ----------        ----------         ----------

Balance, March 31, 1998                         $    3,581        $2,150,661        $ (545,186)        $1,609.056
                                                ==========        ==========        ==========         ==========




See notes to consolidated financial statements

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           YEAR ENDED MARCH 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                       $   (51,531)
     Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities
        Bad debt expense                                                 21,324
        Bad debt recovery                                               (76,602)
        Deferred income taxes                                          (116,114)
        Depreciation and amortization                                    70,059
        Gain on sale of developed residential
         land and manufactured homes                                   (190,137)
        Minority interest in net income of
         consolidated subsidiary                                        240,392
        Cash provided by (used in):
            Accounts receivables                                       (195,431)
            Rebates receivables                                          98,686
            Inventories                                                (830,859)
            Notes receivable                                           (393,507)
            Other assets                                                (71,815)
            Floorplan payable                                           747,384
            Accounts payable                                            (78,766)
            Accrued expenses                                            458,980
            Customer deposits                                            (9,968)
            Other liabilities                                            (2,009)
                                                                    -----------
                Net cash used in operating activities                  (379,914)
                                                                    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to property and equipment                               (145,022)
     Proceeds from the sale of developed
      residential land and manufactured homes                           292,000
     Advances to related entities                                       132,999
                                                                    -----------
                Net cash provided by investing activities               279,977
                                                                    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Principal payments on notes payable                               (402,891)
     Proceeds from issuance of common stock                           1,058,312
     Distributions paid to minority stockholders                       (185,393)
     Due to minority stockholders                                       128,440
     Repayments on advances from officers                               (19,000)
                                                                    -----------
                Net cash provided by financing activities               579,468
                                                                    -----------

                Net increase in cash and cash equivalents               479,531

Cash and cash equivalents, beginning of year                            442,645
                                                                    ===========
Cash and cash equivalents, end of year                              $   922,176
                                                                    ===========

See notes to consolidated financial statements

                                                                             SME

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - NATURE OF BUSINESS
---------------------------

The principal operations of Apple Homes Corporation and its subsidiaries (the "Company") consist of the sale and installation of manufactured homes primarily in the southeastern United States. The subsidiaries of Apple Homes Corporation consist of the following:

Name                                    Location               Percent Ownership
--------------------------------------------------------------------------------
Augusta Housing Center. Inc.            Augusta, Georgia             100%
Big Daddy's Mobile Homes, Inc.          Augusta, Georgia              80
Evans-Lanier, Inc.                      Thomson, Georgia              80
Apple Homes, Inc.                       Waynesboro, Georgia           80
J. C. Homes, Inc.                       Augusta, Georgia              80
Tim Phillips Housing, Inc.              Thompson, Georgia             80
New Century Homes, Inc.                 Augusta, Georgia              80


All subsidiaries conduct business in the name of Apple Homes. The Company extends customary trade terms to some of its customers, all of whom are located in the southeastern United States.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

Management Estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables
The Company uses the allowance method to provide for recognition of bad debt.

                                                                             SME

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------

Inventory
Inventory is stated at the lower of cost or market and is determined using the specific identification method.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Provisions for depreciation are charged to income over the estimated useful lives of the assets using methods applicable for income tax purposes, which do not differ significantly from generally accepted accounting principles.

Advertising Costs
The Company expenses advertising costs as they are incurred.

Income Taxes
Income taxes are accounted for using the asset and liability approach for financial accounting and reporting purposes. Under that method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income Per Share
Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year. The weighted average number of shares used in the calculation of net income per share was computed based on the actual time such shares were outstanding during the year. The Company's convertible debentures (see Note 8) meet the criteria for classification as common stock equivalents. Therefore, they were included in the calculation of weighted average number of shares. The Company's Class A warrants do not meet the criteria for classification as common stock equivalents. Therefore, they were excluded from the calculation of weighted average number of shares.


NOTE 3 - INVENTORY
------------------

At March 31, 1998, inventory consists of:

     New manufactured homes                       $ 4,537,876
     Used manufactured homes                          264,427
     Land and mobile home packages                    449,314
                                                  -----------
                                                  $ 5,251,617
                                                  ===========

                                                                             SME

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 4 - PROPERTY AND EQUIPMENT
-------------------------------

At March 31, 1998, property and equipment consists of:

     Buildings  and  improvements                    $ 200,477
     Rental  mobile home units                         132,477
     Furniture  and  fixtures                           56,604
     Vehicles                                           73,559
                                                     ---------
                                                       463,117
     Less accumulated depreciation                     (60,957)
                                                     ---------
                                                     $ 402,160
                                                     =========


NOTE 5 - DEFERRED LOAN ACQUISITION COSTS
----------------------------------------

The Company incurred costs related to the private placement of its debentures and the acquisition of bridge loans, principally during 1994. These costs have been deferred and are being amortized over the expected life of the related debt using a method that approximates the interest method.


NOTE 6 - GOODWILL
-----------------

Goodwill is being amortized over a period of forty years using the straight-line method.


NOTE 7 - FLOORPLAN PAYABLE
--------------------------

The Company maintains a $7.15 million floorplan line of credit with several finance companies for new homes inventory. These credit lines are collateralized by the homes and personal guarantee from an officer of the Company. Interest rates range from prime to prime + 4%, depending on several factors, including the number of days a home is on a lot. The finance companies also offer incentive packages back to the Company based on the volume of homes financed and the turnover of inventory financed. Of the available line, approximately $4.6 million was utilized on March 31, 1998.

For the year ended March 31, 1998, floor plan interest expense and incentives received were $404,814 and $136,460, respectively.

                                                                             SME

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 8 - SUBORDINATED DEBENTURES
--------------------------------

During 1994, the Company completed a private placement of 17 debentures in the principal amount of $300,000. The debentures are due 2003, pay interest semi-annually at 10.0%, and are convertible by the holders after two years into shares of the Company's common stock at a conversion ratio of $l.25 per share.


NOTE 9 - NOTES PAYABLE
----------------------

At March 31, 1998, notes payable consists of the following:

Note payable to First Union with interest at prime
  plus  1.50%,  payments  of $640.86 are due monthly
  through April 2000; secured by an automobile.                    $ 20,634


Note payable to First Union with interest at prime
  plus  1.50%,  payments  of $471.63 are due monthly
  through April 1999; secured by an automobile.                       6,133

Note  payable  to  an  individual;  principal  and
  interest at 10%,  due in monthly  installments  of
  $1,062 through November 2000; unsecured.                           29,732

Note  payable  to  McDuffie  Bank &  Trust  at 10%
  interest,  payments  of  $515.14  are due  monthly
  through  February 2002;  secured by a manufactured
  home.                                                              19,803

Note  payable  to  Regions  Bank at 10%  interest,
  payments  of  $552.56  are  due  monthly   through
  December 2001; secured by a vehicle.                               20,120

Note  payable to  McDuffie  Bank & Trust at 10.25%
  interest,  payments  of  $1,830  are  due  monthly
  through  September  2000;   secured  by  land  and
  personal guarantees of the Company president and a
  minority shareholder.                                             126,335

Debentures (See Note 8)                                             300,000

Note  payable to a  stockholder  at 10%  interest,
  principal  and accrued  interest of $38,749 due in
  September  1998;  unsecured.                                       85,000
                                                                  ---------
                                                                    607,757
Less current portion                                               (116,249)
                                                                  ---------
                                                                  $ 491,508
                                                                  =========

                                                                             SME

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 9 - NOTES PAYABLE (continued)
----------------------

Maturities are as follows:

            Year ending March 31,
            ---------------------
                    1999                                $ 116,249
                    2000                                   28,877
                    2001                                  153,392
                    2002                                    9,239
                    2003                                    --
             2004 and thereafter                          300,000
                                                        ---------
                                                        $ 607,757
                                                        =========


NOTE 10 - INCOME TAXES
----------------------

At March 31, 1998, the income tax benefit consists of:

Current:
   Federal                                             $     --
   State                                                     --

Deferred:
   Federal                                                (98,697)
   State                                                  (17,417)
                                                       ----------
   Total                                               $ (116,114)
                                                       ==========

     The reconciliation of reported net income tax benefit to the amount of income tax expense that would result from applying federal statutory tax rates to pretax income is as follows:

                                                 Amount              Percent
                                                 ------              -------

     Statutory federal income tax expense      $  24,734               34.0
     Valuation allowance change                 (143,663)            (197.5)
     Other                                         2,815                3.9
                                               ---------             ------
                                               $(116,114)            (159.6)
                                               =========             ======

     At March 31, 1998, the components of deferred tax assets were as follows:

     Net operating loss carryforward                     $150,063
     Allowance for uncollectible accounts                  38,816
     Inventory capitalization                              18,754
                                                         --------
                                                          207,633
     Less valuation allowance                             (55,000)
                                                         --------
                                                         $152,633
                                                         ========

     SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At March 31, 1998, management has determined that a reserve is necessary until future taxable income is sufficient to enable the Company to realize all of its deferred tax assets. At March 31, 1998, the remaining net operating loss carryforward of approximately $370,000 will expire in varying amounts through 2012.

                                                                             SME

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 11 - RELATED PARTY TRANSACTIONS
------------------------------------

During the year ended March 31, 1998, rent of approximately $33,000 was paid to an officer of the Company for month-to-month leasing arrangements. In addition, floorplan guaranty fees of $159,019 were paid to an officer of the Company.


NOTE 12 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
----------------------------------------------------------

During the year ended March 31, 1998, cash paid for interest was approximately $602,000.

During the year ending March 31, 1998, the following noncash transactions occurred:
                                                                   Related
                                                  Amount       Party Transaction
--------------------------------------------------------------------------------

Received  developed  residential land in         $  51,134           Yes
  exchange for write-off of accounts
  receivable
Received developed residential land in             210,591           Yes
  exchange for write-off of notes
  receivable
Received  developed  residential land in           130,000           Yes
  exchange for issuance of common stock
Write-off  of a note payable in exchange           485,000           No
  for issuance of common stock
Write-off  prepaid  expense  to  related           346,152           No
  cash addition to paid-in capital
Assets purchased through financing                  35,036           No
  arrangements
Received services in exchange for
  issuance of common stock                         150,000           No
Converted developed residential land
  to inventory                                     449,314           No
Converted developed residental land
  to property and equipment                        132,477           No


NOTE 13 - EQUITY INCENTIVE PLAN
-------------------------------

In a prior year, the Company approved an Equity Incentive Plan designed to attract and retain key employees. The Plan, administered by a committee appointed by the Board of Directors, provides for stock options and other stock based awards to reward employees as the Committee deems appropriate. The Company approved the allocation of up to 1,000,000 shares of common stock to be used in the Plan. No stock has been awarded under this Plan.


NOTE 14 - CONCENTRATION OF CREDIT RISK
---------------------------------------

The Company maintains its cash balances at several financial institutions. Accounts at each institution are insured up to $100,000 by the Federal Insurance Corporation. At March 31, 1998, the Company's uninsured cash balances totaled approximately $525,000.

                                                                             SME

                    APPLE HOMES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 15 - WARRANTS
------------------

At March 31, 1998, the Company had outstanding Class A warrants to purchase 1,913,872 shares of the Company's common stock at $6.50 per share. The warrants expire on December 31, 2001.


NOTE 16 - RESTATEMENTS
----------------------

Certain reclassifications and errors of reported amounts were discovered by management of the Company subsequent to our previously issued 1998 report dated June 15, 1998. Therefore, the financial statements have been restated as follows:

                                     March 31, 1998,                             March 31, 1998,
                                 as previously reported       Restatement         as restated
                                 ---------------------------------------------------------------
Assets                               $   8,148,089            $   183,664         $   8,331,753
Liabilities                              6,228,863                414,338             6,643,201
Minority interest in net assets
 of consolidated corporations              366,684               (287,188)               79,496
Stockholders' Equity                     1,552,542                 56,514             1,609,056
Sales                                   25,522,390                 93,145            25,615,535
Other operating expenses                 4,685,190                351,885             5,037,075
Interest expense                           521,838                 91,722               613,560
Income tax benefit                          20,165                 95,949               116,114


               Report of Independent Certified Public Accountants


The Board of Directors
Mayfair Homes Corporation
Augusta, Georgia


We have audited the accompanying consolidated balance sheets of Mayfair Homes Corporation and Subsidiaries (the "Company") as of March 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayfair Homes Corporation and Subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/  Cherry, Bekaert & Holland, LLP
-----------------------------------
Cherry, Bekaert & Holland, LLP

Augusta, Georgia
January 26, 1998

                   MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                             March 31, 1997 and 1996


                                     ASSETS

                                                          1997           1996
                                                       ----------     ----------
Current assets
     Cash                                              $  442,645     $   67,227
     Trade receivables, net                                19,546         93,272
     Other receivables                                    245,497         65,417
     Inventory                                          3,971,444      1,790,894
     Advances to related entities                         132,999         68,900
     Current portion of notes receivable                  191,852         38,467
     Prepaid and other current assets                       8,837          6,849
     Deferred income taxes                                 29,109          3,186
                                                       ----------     ----------

              Total current assets                      5,041,929      2,134,212
                                                       ----------     ----------

Property and equipment
     Building and improvements                            172,859         74,792
     Vehicles                                              51,803          4,923
     Furniture and equipment                               48,517         31,661
                                                       ----------     ----------
                                                          273,179        111,376
     Less accumulated depreciation                         33,202         23,360
                                                       ----------     ----------

              Net property and equipment                  239,977         88,016
                                                       ----------     ----------

Developed residential land                                207,118        172,543
                                                       ----------     ----------

Other assets
     Notes receivable, net                                369,200        394,837
     Finance participation receivable, net                 18,955         23,055
     Deferred loan acquisition costs                      105,049        126,050
     Deferred underwriting costs                          355,152        154,226
     Goodwill                                             269,694        277,332
     Deferred income taxes                                  7,410          3,400
     Other                                                 14,435         68,330
                                                       ----------     ----------

              Total other assets                        1,139,895      1,047,230
                                                       ----------     ----------

              Total assets                             $6,628,919     $3,442,001
                                                       ==========     ==========





See notes to consolidated financial statements.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       1997            1996
                                                   -----------      -----------

Current liabilities
     Floor plan payable                            $ 3,894,125      $ 1,725,992
     Accounts payable                                  500,259          140,433
     Accrued expenses                                  263,318           80,785
     Customer deposits                                 106,672           31,449
     Advances from officers                             19,000           53,082
     Current portion of notes payable                   52,085          113,561
     Short-term notes payable                          323,204           25,000
     Other liabilities                                  27,009             --
                                                   -----------      -----------

              Total current liabilities              5,185,672        2,170,302
                                                   -----------      -----------

Long-term liabilities
     Subordinated debentures                           300,000          300,000
     Notes payable                                     785,323          228,485
                                                   -----------      -----------

              Total long-term liabilities            1,085,323          528,485
                                                   -----------      -----------


Minority interest in net assets of
  consolidated subsidiary                               24,497           19,918
                                                   -----------      -----------



Stockholders' equity
     Common stock, $.002 par value;
      authorized 5,000,000 shares;
      issued and outstanding:
      1997 - 1,166,967; 1996
      1,067,849 shares                                   2,334            2,136
     Additional paid-in capital                        824,748          775,289
     Retained deficit                                 (493,655)         (54,129)
                                                   -----------      -----------

              Total stockholders' equity               333,427          723,296
                                                   -----------      -----------


              Total liabilities and
                stockholders' equity               $ 6,628,919      $ 3,442,001
                                                   ===========      ===========

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                       Years Ended March 31, 1997 and 1996


                                                      1997             1996
                                                  ------------     ------------

Sales                                             $ 15,549,376     $  8,442,228
     Less cost of sales                             12,327,352        7,028,488
                                                  ------------     ------------
              Gross profit                           3,222,024        1,413,740
                                                  ------------     ------------

Operating expenses
     Compensation                                    1,416,052          600,807
     Occupancy and vehicle                             239,413          133,931
     Advertising                                       194,151          101,667
     Insurance                                         101,373           60,779
     Taxes and licenses                                140,489           47,458
     Professional fees                                 147,383           42,510
     Depreciation and amortization                      37,980           35,982
     Other                                             828,645          211,310
                                                  ------------     ------------

              Total operating expenses               3,105,486        1,234,444
                                                  ------------     ------------

              Operating income                         116,538          179,296

Other income (expense)
     Commissions                                        36,851           30,004
     Rental and other                                   (5,332)           6,316
     Interest income                                    49,457           12,343
     Interest expense                                 (599,322)        (323,062)
                                                  ------------     ------------

              Other expense, net                      (518,346)        (274,399)
                                                  ------------     ------------

              Loss before income taxes and
                minority interest                     (401,808)         (95,103)

Income tax benefit                                      33,333            6,586

Minority interest in net income of
  consolidated subsidiary                              (71,051)          (4,917)
                                                  ------------     ------------

              Net loss                            $   (439,526)    $    (93,434)
                                                  ============     ============

Per share data:
     Weighted average number of
       shares outstanding                            1,109,669          946,264
     Net loss per share                           $       (.40)    $       (.10)
                                                  ============     ============





See notes to consolidated financial statements.




                                    MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                                       CONSOLIDATED STATEMENTS OF CHANGES IN
                                               STOCKHOLDERS' EQUITY

                                        Years ended March 31, 1997 and 1996


                                                                                Retained
                                         Common              Paid-in            Earnings
                                          Stock              Capital            (Deficit               Total
                                          -----              -------            --------               -----

Balance, March 31, 1994                 $   1,193           $ 315,425           $ (67,194)           $ 249,424
     Issuance of common stock                 510             212,490                --                213,000
     Net income                              --                  --               106,499              106,499
                                        ---------           ---------           ---------            ---------

Balance, March 31, 1995                     1,703             527,915              39,305              568,923
     Issuance of common stock                 433             247,374                --                247,807
     Net loss                                --                  --               (93,434)             (93,434)
                                        ---------           ---------           ---------            ---------

Balance, March 31, 1996                     2,136             775,289             (54,129)             723,296
     Issuance of common stock                 198              49,459              49,657
     Net loss                                --                  --              (439,526)            (439,526)
                                        ---------           ---------           ---------            ---------

Balance, March 31, 1997                 $   2,334           $ 824,748           $(493,655)           $ 333,427
                                        =========           =========           =========            =========












See notes to consolidated financial statements.




                                    MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   For the Years Ended March 31, 1997 and 1996

                                                                                 1997                 1996
                                                                             -----------          -----------
Cash flows from operating activities
     Net loss                                                                $  (439,526)         $   (93,434)
     Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities
         Minority interest in net income of consolidated subsidiary               71,051                4,918
         Depreciation and amortization                                            37,980               35,982
         Deferred income taxes                                                   (29,933)              (6,586)
         (Gain) loss on disposition of assets                                     (2,500)               6,055
         Professional services contributed                                        49,657                 --
         Cash provided by (used in):
              Trade receivables, net                                              73,726              (56,201)
              Other receivables                                                 (180,080)              (4,755)
              Inventory                                                       (2,180,550)             541,679
              Notes receivable, net                                             (127,748)             (25,699)
              Prepaid and other current assets                                    (1,988)              15,557
              Developed residential land                                         (34,575)                --
              Other assets, net                                                   57,995               15,321
              Floor plan payable                                               2,168,133             (634,273)
              Accounts payable                                                   359,826               31,407
              Accrued expenses                                                   182,533               12,139
              Customer deposits                                                   75,223                8,085
              Other liabilities                                                   27,009                 --
                                                                             -----------          -----------
              Net cash provided by (used in) operating activities                106,233             (149,805)
                                                                             -----------          -----------

Cash flows from investing activities
     Additions to property and equipment                                        (161,803)             (24,673)
     Advances to related entities                                                (64,099)             (64,176)
     Proceeds from disposition of property and equipment                           2,500               30,346
     Investment in sales locations opened subsequent to March 31, 1997              --                (25,000)
                                                                             -----------          -----------
              Net cash used in investing activities                             (223,402)             (83,503)
                                                                             -----------          -----------

Cash flows from financing activities
     Proceeds from issuance of common stock                                         --                108,000
     Proceeds from issuance of common stock of subsidiaries                       45,528               15,000
     Proceeds from issuance of notes payable                                     862,027              101,723
     Principal payments on notes payable                                         (68,461)             (73,102)
     Distributions paid to minority stockholders                                (111,499)                --
     Additions to deferred underwriting costs                                   (200,926)             (46,477)
     Proceeds from advances from officers                                           --                 49,515
     Repayments on advances from officers                                        (34,082)              (4,983)
                                                                             -----------          -----------
              Net cash provided by financing activities                          492,587              149,676
                                                                             -----------          -----------

              Net increase (decrease) in cash                                    375,418              (83,632)

Cash at beginning of year                                                         67,227              150,859
                                                                             -----------          -----------

Cash at end of year                                                          $   442,645          $    67,227
                                                                             ===========          ===========
See notes to consolidated financial statements.


                                                            F-40

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             March 31, 1997 and 1996


Note 1 - The Company and Basis of Presentation

The principal operations of Mayfair Homes Corporation and its subsidiaries (the "Company") consist of the sale and installation of manufactured homes and the development of residential property for resale primarily in the southeastern United States. The Company began operations in October 1990. The wholly owned subsidiaries of Mayfair Homes Corporation consist of Augusta Housing Center, Inc. and Big Daddy's Mobile Homes, Inc. During 1996, Mayfair Homes Corporation completed the purchase of an 80% interest in Evans-Lanier, Inc., a sales location in Thomson, Georgia. During 1997, the Company began operations with an 80% interest in four new subsidiaries, Apple Homes, Inc. (Augusta, Georgia), J.
C. Homes, Inc. (Augusta, Georgia), Deneaux Housing, Inc. (Waynesboro, Georgia), and Apple Homes of Tennessee, Inc. (Johnson City, Tennessee). All subsidiaries conduct business in the name of Apple Homes. The Company extends customary trade terms to some of its customers, all of whom are located in the southeastern United States.

Note 2 - Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. For 1996, the accounts of Evans-Lanier, Inc. are included for the period from its date of incorporation, February 1, 1995, through its year end, December 31, 1995. The effect on the consolidated financial statements of using a calendar year for Evans-Lanier is not considered material.

During 1997, Evans-Lanier, Inc. changed its fiscal year end from December 31 to March 31 to coincide with the Company's fiscal year end. For 1997, the accounts of Evans-Lanier, Inc. are included for its fiscal year ended March 31, 1997. Operations of Evans-Lanier, Inc. for the three month period ended March 31, 1996, presented in summary form below, are immaterial and unaudited.



                               Evans-Lanier, Inc.
                             Selected Financial Data
                 For the Three Month Period Ended March 31, 1996
                 -----------------------------------------------

         Sales                                                   $691,892
         Cost of sales                                            568,364
                                                                 --------
              Gross profit                                        123,528
         Operating expenses                                        71,105
                                                                 --------

         Operating income                                          52,423
         Other expense, net                                        13,179
                                                                 --------

         Net income                                              $ 39,244
                                                                 ========

Management Estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments
Financial instruments held by the Company at March 31, 1997 include cash, accounts and notes receivable, related party advances, floor plan, accounts and notes payable and customer deposits. Management believes that, based on current interest rates and terms for comparable financial instruments, the estimated fair value of the Company's financial instruments approximated their carrying values at March 31, 1997.

Receivables
The Company uses the allowance method to provide for recognition of bad debt. The Company's allowance for doubtful accounts was $76,602 and $9,371 at March 31, 1997 and 1996, respectively.

Inventory
Inventory is stated at the lower of cost or market and is determined using the specific identification method.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred, and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations.

Depreciation and Amortization
Provisions for depreciation are charged to income over the estimated useful lives of the assets using methods applicable for income tax purposes. The estimated useful lives of depreciable and amortizable assets are as follows:

                                                               Years
                                                               -----
     Building and improvements                                   15
     Vehicles                                                  3 - 5
     Furniture and equipment                                   3 - 7
     Goodwill                                                    40
     Deferred loan acquisition costs                              9
     Other intangible assets                                      5

Depreciation expense for the years ended March 31, 1997 and 1996 was $21,330 and $9,007, respectively.

Income Taxes
Income taxes are accounted for using the asset and liability approach for financial accounting and reporting purposes. Under that method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss Per Share
Net loss per share is computed by dividing net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares used in the calculation of net loss per share was computed based on the actual time such shares were outstanding during the year. The Company's convertible debentures (see Note 10) do not meet the criteria for classification as common stock equivalents. Therefore, they were excluded from the calculation of weighted average number of shares.

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 2 - Summary of Significant Accounting Policies (Continued)

Future Impact of Recently Issued Accounting Standards
The Financial Accounting Standards Board (FASB) has issued two accounting standards which the Company will adopt during its fiscal year ending March 31, 1998.

Statement of Financial Accounting Standards (SFAS) 128, "Earnings per Share" is effective for fiscal years ending after December 15, 1997. The Statement requires the presentation of basic earnings per share, which is calculated using the weighted average number of outstanding common shares, and diluted earnings per share, which incorporates the potential dilution from all potentially dilutive securities outstanding.

SFAS 129, "Disclosure of Information about Capital Structure" is also effective for fiscal years ending after December 15, 1997. This Statement, which applies to all entities, requires the disclosure of information related to an entity's securities, liquidation preference of preferred stock, and redeemable stock.

Management has determined that the impact on the Company's consolidated financial statements of adopting the standards discussed above would not be material.

Reclassifications
Certain  1996  amounts  have  been   reclassified   to  conform  with  the  1997
presentation. These reclassifications had no effect on net loss.

Note 3 - Notes Receivable

Notes receivable consists of the following:
                                                          1997           1996
                                                        --------      ---------

Receivable  from  individuals;   secured  by  real
estate;  due in monthly  installments of principal
and  interest at rates  ranging from 8.25% to 8.5%
with terms of 360 months                               $104,674      $    --

Receivable  from  minority  shareholders;  due  in
quarterly  payments  based on minority  interests'
share of net profits                                     56,830           --

Receivable  from an  individual;  secured  by real
estate;  due in monthly  installments of principal
and interest at 11.0% through December 19, 2006           --            50,000

Receivable  from  individuals;  secured  by mobile
homes;  due in monthly  installments  of principal
and interest at rates  ranging from 6.36% to 26.61
with terms from 12 to 240 months                        264,808        174,665

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 3 - Notes Receivable (Continued)
                                                         1997          1996
                                                       --------      --------

Receivable from a company owned by a Director;
  secured by developed residential lots.
  Payments are in the form of lot releases
  upon sales of lots                                   $210,592      $218,010
                                                       --------      --------
              Total                                     636,904       442,675

     Less current portion                               191,852        38,467
                                                       --------      --------

     Long-term notes receivable                         445,052       404,208

     Less allowance for doubtful accounts              ( 75,852)     (  9,371)
                                                       --------      --------

              Net long-term notes receivable           $369,200      $394,837
                                                       ========      ========

Note 4 - Developed Residential Land

Developed residential land primarily consists of approximately 7 acres located within Mayfair Acres subdivision in Richmond County, Georgia.

Note 5 - Finance Participation Receivable

The Company sold, in prior years, a portion of its mobile homes under a recourse financing plan. In doing so, it participated in finance charges which are held in reserve by the financing agent. Payment of this reserve is contingent on the customers paying their obligations. The March 31, 1997 and 1996 receivable of $18,955 and $23,055, respectively, is presented net of an allowance for doubtful accounts of $19,500 and $15,990 at March 31, 1997 and 1996, respectively.

Note 6 - Deferred Loan Acquisition Costs

The Company incurred costs related to the private placement of its debentures and the acquisition of bridge loans principally during 1994. These costs have been deferred and are being amortized over the expected life of the related debt using a method that approximates the interest method.

Note 7 - Deferred Underwriting Costs

The Company incurred certain administrative costs related to its efforts to raise capital, which culminated in a Rule 504 offering of common stock completed subsequent to year-end - See Note 19. These costs will be deducted from the proceeds of the related offering.

Note 8 - Goodwill

Goodwill relates to the purchase of Augusta Housing Center, Inc. and Big Daddy's Mobile Homes, Inc., the Company's wholly owned subsidiaries, and Evans-Lanier, Inc., a majority owned subsidiary, and is being amortized over a period of forty years using the straight-line method.

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 8 - Goodwill (Continued)

At March 31, 1997 and 1996, goodwill and related amortization is as follows:

                                                           1997         1996
                                                         --------     --------
     Goodwill:
         Augusta Housing Center, Inc.                    $104,632     $104,632
         Big Daddy's Mobile Homes, Inc.                   138,405      138,405
         Evans-Lanier, Inc.                                50,000       50,000
                                                         --------     --------
                                                          293,037      293,037
                                                         --------     --------
     Accumulated amortization:
         Augusta Housing Center, Inc.                      10,463        7,847
         Big Daddy's Mobile Homes, Inc.                    10,380        6,920
         Evans-Lanier, Inc.                                 2,500          938
                                                         --------     --------
                                                           23,343       15,705
                                                         --------     --------

                                                         $269,694     $277,332
                                                         ========     ========
Note 9 - Other Assets

     Other assets consists of the following:  1997
     1996 Option to purchase 10 houses and lots in
     The  Timbers  subdivision,  acquired  through
     issuance of 136,000  shares of the  Company's
     stock.  Purchase  price  for the 10  homes is
     $200,000,  with  closing  to  occur  upon the
     successful completion of the public offering.       $   --       $ 39,984

     Investment   in   sales   locations    opened
     subsequent to March 31, 1996                                       25,000

     Other miscellaneous                                   14,435        3,346
                                                         --------     --------

                                                         $ 14,435     $ 68,330
                                                         ========     ========
Note 10 - Subordinated Debentures

During 1994 the Company completed a private placement of 17 debentures in the principal amount of $300,000. The debentures are due 2003, pay interest semi-annually at 10.0%, and are convertible by the holders after two years into shares of the Company's common stock at a conversion ratio of $1.25 per share.

Note 11 - Notes Payable

Short-term notes payable consists of the following:
                                                           1997        1996
                                                         --------   ----------

     Promissory   notes  payable  to  individuals;
     principal  and  interest  at 10% due June 30,
     1997.                                               $115,000   $     --

     Bridge loan from a  shareholder;  interest at
     10%; due on demand; unsecured.                        85,000         --

     Payable on demand to a shareholder;  interest
     at 10%; unsecured.                                    25,000       25,000

     Note payable to a shareholder;  principal and
     interest at 10% due May 14, 1997; unsecured.          25,000         --

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 11 - Notes Payable (Continued)
                                                          1997         1996
                                                       ----------   ----------

     Note  payable to a bank;  due  September  24,
     1997;   interest  at  11%;  secured  by  real
     estate.                                           $   25,085    $   --

     Note  payable at a bank;  due  September  25,
     1997; interest at 9.25%; unsecured.                   48,119        --
                                                       ----------    ---------

         Short-term notes payable                      $  323,204    $  25,000
                                                       ==========    =========

Long-term liabilities consists of the following:
                                                          1997          1996
                                                       ----------    ---------
Promissory notes payable to individuals; principal
   and  interest  at 10% due  originally  June 30,
   1997.  Amount  was  subsequently  converted  to
   common stock. See Note 19.                         $   485,000    $   --
Payable  to  a  financial   institution  at  rates
   ranging  from 10.25% to 10.75%;  due in monthly
   installments through March 1998; unsecured               3,478      10,776
Bridge loan from a  shareholder;  interest at 10%;
   $50,000 due March 31, 1997; $35,000 convertible
   into common stock at $2 per share, due December
   27, 1997; unsecured                                      --         85,000
Bridge loan from a bank; principal and interest at
   10.25% payable  monthly  beginning  April 1994;
   balloon   payment   extended  to  August  1997;
   secured by land                                        146,550     173,328
Subordinated  debentures  payable to  individuals;
   interest at 10% payable semi-annually; due 2003        300,000     300,000
Mortgages to a financial institution;  interest at
   11%; due in monthly installments through August
   1997; secured by a mobile home                         117,597       8,508

Note  payable  to  an  individual;  principal  and
   interest at 10%; due in monthly installments of
   $1,062 through November 2000; unsecured                 39,729      47,711
Payable to a financial institution;  principal and
   interest  at prime  plus 1.5%  payable  monthly
   beginning May 1997 through April 2001;  secured
   by a vehicle                                            25,018        --

Payable to a financial institution;  principal and
   interest  at prime  plus 1.5%  payable  monthly
   beginning May 1997 through April 1999;  secured
   by vehicles                                             20,036        --


Payable  to a  bank;  principal  and  interest  at
   9.25%;  due  in  monthly  installments  through
   February 2001; secured by model home in Mayfair
   Acres subdivision                                        --         16,723
                                                        ---------    --------
         Total                                          1,137,408     642,046
     Less current portion                                  52,085     113,561
                                                        ---------    --------

     Long-term notes payable and
      subordinated debentures                          $1,085,323    $528,485
                                                       ==========    ========

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 11 - Notes Payable (Continued)

The Company's long-term liabilities mature as follows:

     Year ending March 31,
     ---------------------
              1998                                     $   52,085
              1999                                         52,236
              2000                                         46,338
              2001                                        187,016
              2002                                         14,733
         2003 and thereafter                              785,000
                                                       ----------

                                                       $1,137,408
                                                       ==========
Note 12 - Income Taxes

Income tax expense (benefit) in 1997 and 1996 is summarized as follows:

                                                     1997             1996
                                                   --------         --------
         Current taxes:
           Federal                                $     --         $    --
           State                                        --              --
                                                  ----------       ----------
                                                        --              --
                                                  ----------       ----------
         Deferred taxes                            (  33,333)        (  6,586)
                                                  ----------       -----------

            Total income tax benefit              $(  33,333)      $ (  6,586)
                                                   =========        =========

The following is a reconciliation of Federal income taxes for 1997 and 1996 at the Federal statutory rate with Federal income taxes recorded by the Company:

                                                      1997            1996
                                                   ---------        --------

     Computed income taxes at the
      Federal statutory rate                       $(136,615)       $(20,585)
     Losses not available for carryback              136,615          20,585
                                                   ---------        --------

     Income tax expense (benefit)                  $   --           $  --
                                                   =========        ========

Deferred tax assets at March 31, 1997 and 1996 consist of the following:

                                                     1997              1996
                                                   ---------        ---------

    Operating loss carryforwards                   $ 198,663        $  46,681
    Allowance for uncollectible accounts              36,519            6,586
                                                   ---------        ---------
                                                     235,182           53,267
    Less valuation allowance                        (198,663)       (  46,681)
                                                   ---------        ---------

    Net deferred tax asset                         $  36,519        $   6,586
                                                   =========        =========

At March 31, 1997, the Company had net operating loss carryforwards of approximately $522,800, which will expire in various periods through 2012.

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 13 - Operating Leases

The Company leases office space, lot space and certain equipment under short-term operating leases. Rent expense under these leases amounted to $239,413 and $110,366 in 1997 and 1996, respectively.

Note 14 - Related Party Transactions

Related party advances consist of the following:

                                                                             1997                       1996
                                                                    ----------------------    -----------------------
                                                                    Receivables    Payables   Receivables    Payables
                                                                    -----------    --------   -----------    --------

     Receivable from a company owned by a Director of
      the Company                                                     $  51,134    $   --      $ 37,448      $   --
     Receivable from a partnership in which the Chairman
      of the Company owns a 50% interest                                 77,311        --        26,728          --
     Receivable from the President of the Company                         4,554        --         4,724          --
     Payable to a partnership in which the Company owns a
      minority interest                                                    --          --           --         8,165
     Payable to the wife of the Chairman of the Company                    --         9,000         --        24,917
     Payable to the President of the Company                               --        10,000         --        20,000
                                                                      ---------    --------    ---------     -------

         Total related party advances                                  $132,999    $ 19,000    $  68,900     $53,082
                                                                      =========    ========    =========     =======

During 1995 the Chairman's wife purchased the sales office at one of the locations and leases the sales office back to the Company for $625 per month on a month-to-month basis.

Two of the Company's sales offices are owned by the President. The Company leases the offices on a month-to-month basis for $1,787 per month.

Note 15 - Reverse Stock Split

On March 6, 1996 the Company's Board of Directors approved a one-for-two reverse split of the Company's outstanding common stock. The effect of the reverse split was to decrease the number of outstanding common shares from 2,135,694 to 1,067,849 and to increase the par value from $.001 to $.002.

Note 16 - Supplemental Disclosure of Cash Flow Information

Cash paid for interest was $503,982 and $300,029 for the years ended March 31, 1997 and 1996, respectively.

During the year ended March 31, 1996, the Company recorded a receivable in the amount of $4,724 related to the sale of a vehicle to the Company's President.

Asset additions through financing arrangements totaled $22,242 during the year ended March 31, 1996. There were no such arrangements during 1997.

The Company recognized goodwill in the amount of $50,000 in 1996 related to its purchase of an 80% interest in Evans-Lanier, Inc. (see Note 1).

                  MAYFAIR HOMES CORPORATION AND SUBSIDIARIES

                             March 31, 1997 and 1996


Note 16 - Supplemental Disclosure of Cash Flow Information (Continued)

During the year ended March 31, 1996, the Company purchased a model home in its Mayfair Acres subdivision from a Director in exchange for 46,147 shares of stock. The home is carried in the Company's consolidated financial statements at March 31, 1996 at the purchase price of $54,700. During 1997, the home was sold to a third party.

Note 17 - Amendment of Certificate of Incorporation

On April 26, 1996 the Company amended its Certificate of Incorporation to increase the authorized capitalization to 10,000,000 shares of common stock and to increase the par value to $.002.

Note 18 - Equity Incentive Plan

On April 26, 1996 the Company rescinded its 1993 Stock Option Plan and approved a new Equity Incentive Plan designed to attract and retain key employees. The Plan, administered by a committee appointed by the Board of Directors, provides for stock options and other stock based awards to reward employees as the Committee deems appropriate. The Company approved the allocation of up to 1,000,000 shares of common stock to be used in the Plan. No shares of stock were used in the 1993 Stock Option Plan.

Note 19 - Subsequent Events

Subsequent to March 31, 1997 the Company converted $485,000 of its $600,000 short-term promissory notes to common stock at a rate of $2 per share. The remaining $115,000 plus accrued interest was repaid by the Company.

Subsequent to March 31, 1996 the Company completed the sale of 200,000 Units of $5 per Unit. Each Unit consisted of one share of common stock and one Common Stock Purchase Warrant, each to purchase one share of the Company's common stock at $6.50 per share. The warrants are exercisable until December 31, 2001.

Note 20 - Retained earnings and minority interest

In previously issued financial statements, dividends of $111,499 paid to minority interest shareholders during the year ended March 31, 1997 were incorrectly shown as a reduction of retained earnings. In the accompanying financial statements, retained earnings has been restated to exclude the minority interest dividends, and the dividends have been charged to the liability account "Minority interest in net assets of consolidated subsidiary."

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             APPLE HOMES CORPORATION

                                             By: /s/  E. Samuel Evans
                                                 -------------------------------
                                                 E. Samuel Evans, President

                                             Date: July 15, 1999
                                                   -----------------------------



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